Registration No. 333-128856
As filed with the Securities and Exchange Commission on May 7, 2007

United States Securities and Exchange Commission
Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1
ON
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CELSIA TECHNOLOGIES, INC.
(Name of small business issuer in its charter)

Nevada	3679	91-2015441
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1395 Brickell Avenue
Suite 800
Miami, Florida 33131
(305) 529-6290
(Address and telephone number of principal executive offices and principal place of business)

Copies of Communications to:

Michael Karpheden Chief Financial Officer Celsia Technologies, Inc. 1395 Brickell Avenue, Suite 800 Miami, Florida 33131 (305) 529-6290	Gregory W. Hayes, Esq. DLA Piper US LLP 203 North LaSalle Street Chicago, Illinois (312) 368-4000

Approximate date of proposed sale to the public: As soon as practical after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ___________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. ☐ __________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, May 7, 2007

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell their securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell their securities, and the selling shareholders are not soliciting an offer to buy their securities in any state where the offer or sale is not permitted.

PROSPECTUS

CELSIA TECHNOLOGIES, INC.

31,946,201 shares of common stock

This prospectus relates to the sale of up to an aggregate of 31,946,201 shares of our common stock, 127,272 of which are outstanding and 31,818,929 of which will be issued upon the exercise or conversion of outstanding warrants and shares of our Series A Preferred Stock. The selling stockholders listed on page 45 may sell these shares from time to time. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of the shares by the selling stockholders.

The selling stockholders may sell all or any portion of the shares for their own account from time to time in one or more transactions through brokers or dealers at market prices then prevailing, in underwritten transactions at prices related to then-current market prices or in individually negotiated transactions at such prices as may be agreed upon. See “Plan of Distribution.”

We will pay all expenses in connection with the registration of the shares under the Securities Act of 1933, as amended, including the preparation of this prospectus. See “Plan of Distribution.”

Our common stock is quoted on the OTC Bulletin Board under the symbol “CSAT.OB.” On May 1, 2007, the last reported sales price of our common stock as reported by the OTC Bulletin Board was $0.15 per share.

We urge you to read carefully the “Risk Factors” section beginning on page 4 where we describe specific risks associated with an investment in us and these securities before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________, 2007.

  IMPORTANT NOTICE TO READERS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer shares of our common stock held by them or issued to them upon conversion of our Series A Preferred Stock, or the exercise of warrants, owned by them. Each time a selling stockholder offers common stock under this prospectus, it is required to provide to potential purchasers a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See “Where You Can Find More Information” for more information.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. This document may be used only in jurisdictions where offers and sales of these securities are permitted. You should not assume that information contained in this prospectus is accurate as of any date other than the date of the document that contains the information, regardless of when this prospectus is delivered or when any sale of our securities occurs.

  PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us and the securities being offered for sale by means of this prospectus and our financial statements and notes to those statements appearing elsewhere in this prospectus. This summary highlights information contained elsewhere in this prospectus.

In this prospectus, unless the context requires otherwise, (1) “Celsia,” “we,” “our,” “us” and “the Company” refer to Celsia Technologies, Inc., a Nevada corporation formerly known as iCurie, Inc., and its subsidiaries, including without limitation, Celsia Technologies UK Limited, a United Kingdom company formerly known as iCurie Lab Holdings Limited (“Celsia UK”), and Celsia Technologies Korea, Inc., a Korean company formerly known as iCurie Lab Inc. (“Celsia Korea”), (2) “iCurie” refers to iCurie, Inc., which was the name of Celsia Technologies, Inc. prior to September 2006, and (3) “Cedar Mountain” refers to Cedar Mountain Distributors, Inc., which was the name of iCurie, Inc. prior to the July 8, 2005 share exchange described herein.

Company Overview

We want to become a world leader in developing and commercializing next-generation cooling solutions for the personal computer, flat panel display, LED-lighting, and communications industries. We develop, manufacture, market, sell and/or license our patented thermal management cooling devices. We believe that our wafer-thin products absorb, transport and dissipate heat more rapidly than current heat-pipe/heat-sink cooling solutions. Our unique cooling device uses microfluidic physics to move liquid at very high speeds through micro-channels within thin panels.

We have been provided with non-economic support and advice from the United Kingdom’s Trade and Investment Global Entrepreneur Program, a UK government organization that identifies and assists global enterprises that are planning to locate to the United Kingdom or have operations in the UK. This program reviews hundreds of company applications annually and selects only a limited number of companies to work with.

The current industry-leading cooling technology solutions, heat-pipes/heat-sinks, were developed when PC processors such as the Pentium I® & Pentium II®, with much lower speeds and cooling demands, were the industry standards. With the rapid development of faster processors, such as the later Intel Pentium® series, the cooling industry has produced many versions of the limited heat-pipe and/or heat-sink. However, this aging technology is becoming less effective as faster processors produce increased heat levels. Battery life is substantially eroded in laptops due to heat and the energy required to operate one or more cooling systems. We believe our solutions offer lighter, thinner, smaller, faster, more efficient and less energy-consuming products. Moreover, we believe that our coolers will be more cost efficient than conventional coolers.

History

The Company was incorporated in Nevada under the name KNETX Skates Corporation on December 23, 1999, and changed its name to Cedar Mountain Distributors, Inc. on June 9, 2000. Prior to July 8, 2005, the Company was a public “shell” company with nominal assets. On July 8, 2005, Cedar Mountain entered into a “share exchange” with the shareholders of Celsia UK (a company formed in the United Kingdom in March 2004), whereby the shareholders of Celsia UK exchanged all of the outstanding common shares of Celsia UK for common stock of Cedar Mountain. The common stock of Cedar Mountain issued to Celsia UK’s shareholders in the share exchange represented approximately 95% of Cedar Mountain’s outstanding common stock. Therefore, as a result of the share exchange, the shareholders of Celsia UK acquired control of Cedar Mountain, Celsia UK became a wholly owned subsidiary of Cedar Mountain, Cedar Mountain succeeded to the business and operations of Celsia UK and the management of Celsia UK assumed similar management positions with Cedar Mountain. To reflect this succession and continuation of the business of Celsia UK (then known as iCurie Lab Holdings Limited), Cedar Mountain’s name was changed to iCurie, Inc.

Celsia UK acquired its intellectual property from Celsia Korea in March 2004, and acquired an 80.2% equity interest in Celsia Korea (a company formed in South Korea in 2000) in December 2004. Celsia UK acquired the remaining 19.8% of Celsia Korea on September 1, 2005. Therefore, as a result of the acquisition, Celsia Korea became a wholly owned subsidiary of Celsia UK. This transaction was described in our 8-K filed with the SEC on September 1, 2005.

On March 13, 2006, iCurie, Inc. and its subsidiaries began operating under the brand name Celsia Technologies. In September 2006, the Company changed its corporate name to Celsia Technologies, Inc.

Principal Offices

Our principal offices are currently located in leased space at 1395 Brickell Avenue, Suite 800, Miami, Florida 33131, and our phone number is 305-529-6290. Our Web address is www.celsiatechnologies.com. Celsia Korea, which is our research, development and manufacturing center, is and will continue to be located in Seoul, Korea. The Company’s telephone number in Korea is 011-82-2-3452-2005 and its fax number is 011-82-2-3452-3650. Other than our Chief Executive Officer, Chief Operating and Financial Officer, Chief Marketing Officer, and controller, all of our 23 employees are located in Seoul.

The Offering

Securities Offered	A total of 31,946,201 shares of our common stock, $0.001 par value per share.

Shares Outstanding
As of March 14, 2007, we had 36,382,038 shares of common stock outstanding. This includes 17,669,691 shares beneficially held by executive officers and directors of the Company. See “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management.” The number of outstanding shares set forth above does not include 31,818,929 of the shares of common stock offered by the selling stockholders under this prospectus, which shares will be acquired by the selling stockholders upon the conversion of the shares of our Series A Preferred Stock and the exercise of warrants held by the selling shareholders.

OTC Bulletin Board Symbol	CSAT.OB

Registration Rights
We filed the registration statement of which this prospectus is a part pursuant to a Registration Rights Agreement, dated July 11, 2005, among us, the selling stockholders and certain additional parties. The Registration Rights Agreement requires us to use our reasonable best efforts to file the registration statement by September 8, 2005 and to have the registration statement declared effective within 120 days of July 11, 2005. The registration statement was filed on October 6, 2005 and first declared effective on April 17, 2006. The Registration Rights Agreement requires the Registration Statement to remain effective until July 11, 2007 or until all securities covered by the registration statement have been sold, whichever is earlier.

Risk Factors
See “Risk Factors” beginning on page 4 and other information set forth in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in the shares of our common stock.

Plan of Distribution	The shares of common stock offered for resale may be sold by the selling stockholders pursuant to this prospectus in the manner described under “Plan of Distribution” on page 49.

RISK FACTORS

You should carefully consider the following risks before you decide to buy our common stock. Our business, financial condition and operating results may suffer if any of the events described in the following risk factors actually occur. There may be additional risks that we are not currently able to identify. These may also adversely affect our business, financial condition and operating results. If any of the events we have identified or those that we cannot now identify occurs, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

We have a limited operating history, a single unproven product to date, a history of net losses, and our business may never become profitable. Our limited history may not be adequate to enable you to fully assess our ability to achieve market acceptance of our product or our ability to respond to competition. Accordingly, we are subject to the same uncertainties and risks associated with any company developing new products and beginning operations. If we are unsuccessful in addressing the risks and uncertainties frequently encountered by early stage companies in a new and evolving market, our business will be seriously harmed.

We have had no material operating revenues since inception. To become profitable, we must be able to generate revenues from product sales.

Even if we are able to generate revenues, we may not be able to achieve or maintain profitability in the future. The amount of losses we will incur before achieving profitability, and the time required to reach profitability, are each highly uncertain. No assurances can be given that we will ever achieve profitability.

Our products have never been produced in commercial quantities. No assurances can be given that our product can be produced in commercial quantities or at a competitive cost.

We plan to rely on third parties for the manufacturing of our product, which requires a significant degree of technical expertise. We plan to both license our product technology and engage in direct sales with outsourced manufacturing. Therefore, we will not have direct control over the manufacturing of our product and will rely to a significant extent on our joint venture partners and third-party vendors. If these partners and third-party vendors fail to produce to our specifications or inadvertently use defective materials in the manufacturing process, the reliability and performance of our products will be compromised. In addition, should any of such parties suffer financial difficulties or fail to perform in other respects, we will have to locate substitute partners and vendors, which may not be possible in a timely manner or on reasonable economic terms.

We are dependent on our management and key personnel, and may be dependent on the recruitment of additional personnel to succeed; and the loss of personnel may damage our business. Our principal executive officers and certain key personnel have extensive knowledge of our cooling technology and the research and development efforts needed to bring the products to market. The loss of the services of any of our executive officers or other key personnel could have a material adverse effect on our business, financial condition and operating results.

We face various international risks, including risks due to our expected reliance on sales and manufacturing in international markets. Our future success will depend in part upon our ability to commence international marketing operations and our ability to establish international manufacturing and sales of our cooling products. International sales may be our only source of revenue for the next several years while we seek clients for our products in the United States. International operations expose us to risks, including, without limitation:

•	need for export licenses;

•	unexpected regulatory requirements;

•	tariffs and other potential trade barriers and restrictions;

•	political, legal and economic instability in foreign markets;

•	longer account receivable cycles;

•	difficulties in managing operations across disparate geographic areas;

•	reduced or limited protection of our intellectual property rights in some countries;

•	dependence on local distributors and other third parties;

•	potential disruptions in sales or manufacturing due to military or terrorist acts;

•	currency exchange rates; and

•	exposure under U.S. securities laws, including the Foreign Corrupt Practices Act, or FCPA.

Our international operations require us to comply with a number of U.S. and international regulations. We need to comply with a number of international regulations in countries outside of the United States. In addition, we must comply with the FCPA, which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties and/or restrictions in our ability to conduct business in certain foreign jurisdictions. The U.S. Department of The Treasury’s Office of Foreign Asset Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, we are restricted from entering into transactions with certain targeted foreign countries, entities, and individuals except as permitted by OFAC, which may reduce our future growth.

We will face operational challenges and increased costs by having our headquarters located in a different jurisdiction than our operating facilities. We could face significant managerial and operational challenges by having senior management significantly separated from our operational base. Our direct and indirect costs will also increase by having a headquarters located apart from our operational base in Seoul.

Volatility in the Korean Won to U.S. dollar exchange rate may adversely affect our reported operating results. The Korean Won, or KWON, is the primary operating currency for our business operations, while our financial results are reported in U.S. dollars. Because our sales and many of our expenses are likely to be primarily denominated in KWON, a decline in the value of the KWON against the U.S. dollar may have a significant adverse effect on our reported results of operations. We cannot assure you what effect, if any, changes in the exchange rate of the KWON against the U.S. dollar will have on our results of operations and financial condition. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

If we fail to keep pace with advances in our industry or fail to persuade technology companies to adopt new products that we introduce, customers may not buy our products and our ability to generate revenues and profits may be adversely affected. The technology industry is characterized by the following: rapid product development, with a significant competitive advantage gained by companies that introduce products that are first to market; constant innovation in products and techniques; frequent new product introductions; and price competition. If we fail to keep pace in any of these areas, our business results may be adversely impacted.

The technology industry is intensely competitive. The significant competitive factors in the technology industry include price, convenience, acceptance of new technologies, customer satisfaction, and in some cases regulatory approval. Our ability to compete successfully depends, in part, on our ability to respond quickly to technological change and user preference through the development and introduction of new products that are of high quality and that address customer requirements. We compete with many larger companies that enjoy several competitive advantages, including significantly greater capitalization and access to capital, established distribution networks; established relationships with suppliers; additional lines of products; the ability to bundle products to offer higher discounts or other incentives to gain a competitive advantage; and greater resources for product development, sales and marketing and patent litigation. Other companies are developing products based on similar scientific theories used by us. Those products may be more effective than our products and may not infringe our intellectual property rights. These companies may be able to develop a cooling device that achieve similar or better cooling results. If we are unable to compete effectively against existing or future competitors, sales of our products may be significantly less than our expectations.

We may not successfully develop and launch replacements for our products that lose patent protection, which could significantly decrease our future sales and profits. Most of the material elements of our product are or are expected to be covered by patents that we believe give us a degree of market exclusivity during the term of the patent. However, it is possible that the various patent granting authorities may decide not to grant patents on the applications which are currently pending. Alternatively, our patents, once granted, may be subject to challenge and be declared invalid by the courts of the countries in which they are registered. In any event, those patents will start to expire with effect from 2021. Upon patent expiration, revocation by the courts, or if the patents are not initially granted, our competitors may introduce products using the same technology. Competitors may also introduce products using our technology notwithstanding our non-expired patent protection. Although it may be possible to pursue enforcement actions in such cases, there are certain costs and risks involved, as discussed below. As a result of this possible increase in competition, we may need to charge a lower price in order to maintain sales of our products, which could result in these products becoming less profitable. If we fail to develop and successfully launch, and receive regulatory approval for, more advanced replacement products prior to the expiration of patents for our existing products, our sales and profits with respect to those products could decline significantly. We may not be able to develop and successfully launch more advanced replacement products before these and other patents expire.

We may be subject to future product liability claims that could be expensive and may result in the inability to obtain insurance coverage on commercially reasonable terms or otherwise. Although we are not currently subject to any product liability proceedings, we may incur material liabilities relating to product liability claims in the future, including product liability claims arising out of the usage of our cooling devices.

Economic conditions and price competition may cause sales of our products used in cooling systems to decline and reduce our profitability. Sales of our products used in cooling systems may be adversely impacted by economic conditions which cause sales or price reductions in the products which will incorporate our cooling products.

We may be required to bring litigation to enforce our intellectual property rights, which may result in substantial expense. We will be primarily reliant on patents to protect our intellectual property rights. We have so far been granted patents relating to it microfluidic technology in US, Korea, Japan, China and Taiwan. In addition, we currently have pending further patent applications relating to that technology and other associated elements. These applications designate many countries throughout the world, including the United States, Europe, Japan, China, Taiwan, India and Korea. The patents already granted, together with any further patents granted pursuant to the various applications previously referred to, will have expiration dates ranging from 2021 to 2024. The strength of our patent portfolio, however, could be challenged. In particular, our competitors and others may allege that:

•	our patents and pending patent applications use technology that we did not invent first;

•	we were not the first to file patent applications for these inventions; or

•
our patents and pending patent applications seek to monopolize technology that was not novel at the time the applications were filed and/or did not constitute an invention over what existed previously.

Further, because of the uncertain nature of patent protection, we cannot be certain that:

•	others will not independently develop similar or alternative technologies or duplicate our technologies;

•	others will not develop enhancements to our technology that are beneficial to us, which we may not be able to utilize unless we license or pay compensation for those enhancements;

•	any of our pending patent applications will result in further issued patents; or

•
any patents issued to us will provide a basis for commercially viable products, will provide us with any competitive advantages or will not face third-party challenges or be subjected to further proceedings limiting their scope.

We may become involved in proceedings in the U.S. Patent and Trademark Office to determine the priority of our inventions. We could also become involved in opposition proceedings in foreign countries challenging the validity of our patents. In addition, costly litigation could be necessary to protect our patent position. In some jurisdictions, patent laws relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are somewhat uncertain. We may not prevail in any lawsuit or, if we do prevail, we may not be awarded commercially valuable remedies. Further, it is possible that we will not have the resources required to pursue necessary litigation or to otherwise protect our patent rights. Failure to protect our patent rights could harm us. Patent rights in jurisdictions outside of the United States are even more uncertain and difficult to protect. There may be patents in certain international jurisdictions that are not enforceable or, if enforceable, we may determine not to attempt to enforce these rights due to the expense, the likelihood of prevailing or for other reasons. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

We rely on trade secrets, unpatented proprietary know-how and continuing technological innovation, which we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. These individuals may breach these confidentiality agreements and our remedies may not be adequate to enforce these agreements. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and these disputes may not be resolved in our favor. Furthermore, our competitors may independently develop trade secrets and proprietary technology similar to ours. If we do not receive patents for products arising from our research, we may not be able to maintain the confidentiality of information relating to those products. If our intellectual property rights are not adequately protected, we may be unable to keep other companies from competing directly with us, which could result in a decrease in our market share. Enforcement of our intellectual property rights to prevent or inhibit appropriation of our technology by competitors can be expensive and time-consuming to litigate, or otherwise dispose of, and can divert management’s attention from carrying on with our core business.

Our products could infringe upon the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products. Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims. We may be required to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third-party’s patents. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from other business concerns. Further, we may be prohibited from selling our products before we obtain a license from the owner of the relevant technology. If such a license is available, it may require us to pay substantial royalties.

We may implement a product recall or voluntary market withdrawal due to product defects or product enhancements and modifications, which would significantly increase our costs. The manufacturing and marketing of cooling devices involves an inherent risk that our products may prove to be defective. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. A recall of one of our products, or a similar product manufactured by another manufacturer, could impair sales of the products we market as a result of confusion concerning the scope of the recall.

Acquisitions that we consummate could disrupt our business and harm our financial condition. In the future, we may evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may not be able to identify appropriate acquisition candidates or successfully negotiate, finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business. While we, from time to time, evaluate potential acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions.

Actual results may vary from our estimates. In preparing our financial statements, we must make many estimates and judgments about future events. These estimates and judgments affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. We believe that these estimates and judgments are reasonable, and we make them in accordance with our accounting policies based on information available to us at the time. Actual results, however, could differ from our estimates, and this could require us to record adjustments to the reported amounts of assets and liabilities, change the disclosures related to contingent assets and liabilities, and/or adjust the recorded amounts of revenues and expenses. These changes could be material to our financial condition and results of operations.

In connection with the share exchange, we became subject to U.S. GAAP. Celsia UK and Celsia Korea historically have followed accounting principles generally accepted in the United Kingdom and Korea, respectively, in preparing their financial statements. Because the July 2005 share exchange resulted in the Company becoming a U.S. corporation which files reports pursuant to the Exchange Act, our financial results, both audited and unaudited, will be required to be presented in accordance with accounting principles generally accepted in the United States, despite the fact that we currently have no material U.S. operations. The conversion of our financial results into U.S. GAAP could be costly and may require certain adjustments, some of which may result in materially different accounting results when presented in U.S. GAAP.

There is no active public market for our common stock. Although our common stock is currently quoted for trading on the NASD’s OTC Bulletin Board, there currently is a limited public market for the common stock. An active public market for the common stock may not develop or be sustained. The market price of the common stock may fluctuate significantly in response to factors, some of which are beyond our control, including the following:

•	Actual or anticipated variations in operating results;

•	The limited number of holders of the common stock, and the limited liquidity available through the OTC Bulletin Board;

•	Announcements of technological innovations;

•	The ability to sign new clients and the retention of existing clients;

•	New products or services that the Company or its competitors offer;

•	Changes in financial estimates by securities analysts;

•	Conditions or trends in the e-commerce industries;

•	Global unrest and terrorist activities;

•	Changes in the economic performance and/or market valuations of other Internet or online electronic commerce companies;

•	The Company’s announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Additions or departures of key personnel; and

•	Sales or other transactions involving the Company’s capital stock.

The stock market in general has recently experienced extreme price and volume fluctuations. In particular, market prices of securities of computer and software companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of the common stock. Price volatility may be worse if the trading volume of the common stock is low.

Because we became public by means of a share exchange with an existing company, we may not be able to attract the attention of securities analysts. Additional risks may exist since we became public through a “share exchange.” Security analysts of major brokerage firms may not provide coverage of the Company. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of the Company in the future.

We incur substantial expenses as a U.S. reporting company. As a result of the share exchange, Celsia UK became a wholly owned subsidiary of the Company, which was and is a publicly-traded company, and, accordingly, subject to the information and reporting requirements of the U.S. securities laws. The U.S. securities laws require, among other things, review, audit and public reporting of the Company’s financial results, business activities and other matters. Recent SEC regulation, including regulation enacted as a result of the Sarbanes-Oxley Act of 2002, has also substantially increased the accounting, legal and other costs related to becoming and remaining an SEC reporting company. In particular, as directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring each public company to include a report of management on the company’s internal controls over financial reporting in its annual reports. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. The public company costs of complying with these regulations, as well as preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to be higher than they would be if it had remained privately-held. These costs will be of greater significance for the Company because it will be required to present financial information in accordance with U.S. GAAP, even though the financial results of Celsia UK and Celsia Korea are prepared in accordance with UK and Korean GAAP, respectively. These increased costs may be material and may include the hiring of additional employees and/or the retention of additional advisors and professionals. Failure by the Company to comply with the federal securities laws could result in private or governmental legal action against the Company and/or its officers and directors, which could have a detrimental effect on our business and finances, the value of our stock and the ability of stockholders to resell their stock.

Our common stock may be considered “a penny stock” and may be difficult to sell. The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Initially, the market price of our common stock is likely to be less than $5.00 per share and therefore may be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares. In addition, since our common stock is currently traded on the NASD’s OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of our common stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

A significant number of the Company’s shares will be eligible for sale, and their sale could depress the market price of the Company’s stock. Sales of a significant number of shares of our common stock in the public market, or the perception that such sales could occur, could harm the market price of the common stock. Our common stock becoming available for resale in the public market pursuant to the registration statement of which this prospectus is a part will increase the supply of tradeable common stock, which could decrease its price. Also, our executives can sell a portion of their shares each month, subject to various restrictions. We have reserved for issuance shares of common stock into which the Series A Preferred Stock are convertible and the warrants are exercisable. Some or all of the shares of common stock may be offered from time to time in the open market pursuant to this prospectus (when effective) or Rule 144, and these sales may have a depressive effect on the market for the shares of common stock. In general, a person who has held restricted shares for a period of one year may, upon filing with the SEC a notification on Form 144, sell into the market common stock in an amount equal to the greater of 1% of the outstanding shares or the average weekly number of shares sold in the last four weeks prior to such sale. Such sales may be repeated once each three months, and any of the restricted shares may be sold by a non-affiliate after they have been held two years.

Our principal shareholders have significant voting power and may take actions that may not be in the best interests of other shareholders. Our officers, directors, principal shareholders and their affiliates control a significant percentage of our outstanding common stock. If these shareholders act together, they will be able to exert significant control over the Company’s management and affairs requiring shareholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our shareholders.

Investors should not anticipate receiving cash dividends on our stock. We have never declared or paid any cash dividends or distributions on our capital stock. In addition, we currently intend to retain our future earnings to support operations and to finance expansion and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

  DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus (including the section regarding Management’s Discussion and Analysis or Plan of Operations) contains forward-looking statements regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not deemed to represent an all-inclusive means of identifying forward-looking statements as denoted in this prospectus. Additionally, statements concerning future matters are forward-looking statements.

Although forward-looking statements in this prospectus reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the heading “Risk Factors” as well as those discussed elsewhere in this prospectus. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We file reports with the Securities and Exchange Commission. We make available on our website (by a link to the SEC’s website) under “Investor Relations/SEC Filings,” free of charge, our annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file such materials with the Securities and Exchange Commission. Our website address is www.celsiatechnologies.com. You can also read and copy any materials we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission, including us.

We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this prospectus, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

  USE OF PROCEEDS

The selling stockholders will receive the proceeds from the resale of the shares of common stock registered under this prospectus. We will not receive any proceeds from the resale of the shares of common stock by the selling stockholders. However, we will receive approximately $9,527,705 if all of the warrants to purchase an aggregate of approximately 8,757,420 shares of common stock registered under this prospectus are exercised for cash, which would be used for general corporate and working capital purposes. There can be no assurance that any such warrants will be exercised. Furthermore, warrants to purchase 2,045,546 of the 8,757,420 shares of common stock and Series A Preferred Stock are subject to a cashless exercise.

  MARKET FOR COMMON EQUITY AND DIVIDEND POLICY

Our common stock is available for quotation on the Over the Counter Bulletin Board maintained by the National Association of Securities Dealers under the symbol “CSAT.OB.” There is no assurance that our common stock will continue to be quoted or that any liquidity exists for our shareholders. Prior to the share exchange and issuance of Series A Preferred Stock in July, 2005, although our common stock was available for quotation on the Over the Counter Bulletin Board, there was no public trading market for our common stock and no public trades of our common stock reported on the OTC Bulletin Board during the fiscal years ended December 31, 2003 and December 31, 2004, and the first two quarters of the fiscal year ending December 31, 2005. The following table provides the quarterly high and low bids per share of common stock reported on the Over the Counter Bulletin Board for the last two quarters of 2005, all four quarters of 2006 and the first quarter of 2007. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The source of this information is NASDAQ Over the Counter Bulletin Board Research Reports.

Fiscal 2005	High	Low
Third Quarter	$2.35	$1.25
Fourth Quarter	$1.60	$1.06

Fiscal 2006	High	Low
First Quarter	$1.30	$0.74
Second Quarter	$0.90	$0.35
Third Quarter	$0.70	$0.21
Fourth Quarter	$0.25	$0.11

Fiscal 2007	High	Low
First Quarter	$0.25	$0.12

As of May 1, 2007, the approximate number of holders of record of our common stock, which is our only class of common equity, is 167. This number does not include holders of securities in street name.

The following table provides information as of December 31, 2006 with respect to the Company’s common shares that may be issued under the Celsia 2005 Stock Incentive Plan, which was approved by our shareholders and is our only equity compensation plan:

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Celsia 2005 Stock Incentive Plan	4,576,015	$0.64	6,018,086

We have not generated any material revenues nor had net profits on operations. We have not paid any cash dividends on our common stock or our preferred stock. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including our earnings, financial condition, capital requirements and other factors.

BUSINESS

Company Overview

Prior to the July 8, 2005 share exchange with the shareholders of Celsia UK (then known as iCurie Lab Holdings Limited), the Company (then known as Cedar Mountain) was a public “shell” company with nominal assets. As a result of the share exchange, Cedar Mountain acquired the business and operations of Celsia UK, the shareholders of Celsia UK becoming controlling shareholders of Cedar Mountain, the management of Celsia UK became management of Cedar Mountain, Celsia UK becoming a wholly owned subsidiary of Cedar Mountain and Cedar Mountain changed its name to iCurie, Inc. The share exchange and related transactions are described in more detail in this section under “Information Regarding Share Exchange and Series A Offering.”

Celsia UK acquired its cooling intellectual property from Celsia Korea in March 2004, and acquired an 80.2% equity interest in Celsia Korea in December 2004. The remaining 19.8% of Celsia Korea was acquired by Celsia UK on September 1, 2005. Therefore, as a result of the acquisition, Celsia Korea became a wholly owned subsidiary of Celsia UK. This transaction was described in our 8-K filed with the SEC on September 1, 2005.

We want to become a world leader in developing and commercializing next-generation cooling solutions for the personal computer, flat panel display, LED-lighting, and communications industries. We develop, manufacture, market, sell and/or license our patented thermal management cooling devices. We believe that our wafer-thin products absorb, transport and dissipate heat more rapidly than current heat-pipe/heat-sink cooling solutions. Our unique cooling device uses microfluidic physics to move liquid at very high speeds through micro-channels within thin panels.

We have been provided with non-economic support and advice from the United Kingdom’s Trade and Investment Global Entrepreneur Program, a UK government organization that identifies and assists global enterprises that are planning to locate to the United Kingdom or have operations in the UK. This program reviews hundreds of company applications annually and selects only a limited number of companies to work with.

The current industry-leading cooling technology solutions, heat-pipes/heat-sinks, were developed when PC processors such as the Pentium I® & Pentium II®, with much lower speeds and cooling demands, were the industry standards. With the rapid development of faster processors, such as the later Intel Pentium® series, the cooling industry has produced many versions of the limited heat-pipe and/or heat-sink. However, this aging technology is becoming less effective as faster processors produce increased heat levels. Battery life is substantially eroded in laptops due to heat and the energy required to operate one or more cooling systems. We believe our solutions offer lighter, thinner, smaller, faster, more efficient and less energy-consuming products. Moreover, we believe that our coolers will be more cost efficient than conventional coolers.

Industry Overview

The thermal management industry is an estimated $5 billion business annually. We are focused on initially commercializing our cooling solutions in four different markets. These targeted markets are: the PC, the LED lighting, the flat panel display, and the communication and entertainment markets.

Adaptation of new technologies (such as LED technology), as well as stronger and more powerful micro processors, are important factors that are expected to increase demand for new and more efficient thermal solutions.

In addition to our targeted markets, we anticipate subsequent deployment of our technology in numerous markets, such as medical equipment, air conditioning, energy equipment, defense and automotive markets.

Technology Overview

Our product portfolio is based on registered and pending patents in microfluidic technology. We believe that our technology enables higher performance than current cooling systems, with no noise or vibrations, and can be commercially manufactured using well-known processes at a cost less than traditional cooling products. Our technologies are designed to be used as a stand-alone cooling solution, or as part of a cooling system.

Market Information

As the PC industry uses ever more-powerful chips, including video chips, cooling has become an increasingly critical issue, yet there have been few technological innovations in this area. The industry is highly fragmented, the market need is significant, and we believe we have a very competitive technology. As a result, we believe we can capture a significant share of the PC cooling industry.

The marketability of our product spans basically over all industries where heat emission calls for cooling. However, there are four industries where we clearly believe that our technology can rapidly become the product of choice. These industries are the PC, flat panel display, the LED-lighting, and the communication and entertainment industries. Companies in these industries need components with higher performance; are used to managing complex supply chains; and are willing to accept breakthrough technologies to gain competitive supremacy. In a later stage, we also intend to address numerous market segments like the home appliances, automotive, aerospace, air conditioning, medical and energy equipment, and defense industries.

We intend to address our target markets with a model that incorporates a mix of licensing arrangements, through which we can enter certain markets indirectly through the efforts of third parties, direct product sales and sales together with complementing distribution partners. We believe this distribution strategy, together with a manufacturing strategy based on outsourcing and manufacturing partnership, will enable us to rapidly gain market share without large investments in marketing resources or in manufacturing capacity.

Commercialization

We are currently employing three parallel sales models to take our cooling technology to the market.

The first is a licensing model, which we use in specific industries or industry segments. We believe that giving licensing partners exclusive rights in certain specific areas represents an expedient way of creating certain revenues with relatively low financial risks. We believe that this model will also help to create visibility and credibility for our technology in other industries. We plan to pursue this sales alternative when we can find synergies between our technology and our partners’ manufacturing capabilities. We have entered into two strategic patent license and sales exclusivity partnerships, one with Asia Vital Components (AVC) and one with Yeh-Chiang Technology Corp (YCTC).

The second sales model is through direct sales activities, either through an internal Celsia sales force or through joint ventures. We believe that the direct sales model will help increase our revenues, but may also entail increased financial risks. We plan to pursue this strategy when a technology shift is taking place in a particular industry that can be taken advantage of by us, or when an industry is fragmented and barriers to entry are low. Under this model, we plan to manage our supply, manufacturing, and distribution chains through sub contractors or by utilizing the manufacturing expertise of our supply partners. This strategy has resulted in several test orders together with a limited number of commercial orders to the Company.

The third sales model is through distribution partnerships, where we partner with strong industry leaders in our target markets. This sales model is designed to serve as a strong complement, and faster method, of selling our cooling devices to the market place. Pursuant to this strategy, we have entered into (i) a sales and development agreement with Graftech AET (ii) a sales agent contract with Kubo Kinzoku and (iii) a distribution agreement with Lighting Science Group in the US.

Competition

Although we believe that our technology represents the next generation cooling solution in our target markets, we face and will continue to face intense competition. This competition consists of companies attempting to develop and market products similar to ours, as well as products incorporating alternative technologies. Although we believe that we have a degree of market exclusivity with respect to some of our products due to registered or pending intellectual property rights, there can be no guarantees that competitors will not successfully market products similar to ours, whether or not such products may infringe on our intellectual property rights. Even if we are ultimately successful in challenging competitors’ use of our intellectual property, any such challenge will likely be both expensive and time consuming, and our competitive position could be adversely affected notwithstanding successful legal actions to enforce our intellectual property rights.

In addition, there are several alternative technologies currently being developed and marketed to address the same market demands as our products. Although we believe our technologies provides a highly competitive solution when compared to alternative technologies, it is possible that the market may adopt one of these alternative technologies, which may in turn become a recognized industry standard. Wide market adoption of one or more of these alternative technologies would have an adverse affect on our competitive position. In addition, we may also face competition from technologies not yet developed, whether such future technologies address the cooling issues directly or indirectly through the development of products, which produce less heat and therefore do not require an improved cooling solution.

In addition to the various forms of competition faced by us, it is likely that many of our competitors will be much larger and better capitalized than we are, with substantially more resources to devote to the development, manufacture, and sales of cooling technology solutions. Such competitors may also benefit from existing relationships and reputations within the PC, flat panel display, the LED lighting, and the communication and entertainment industries.

Management Team

Our senior management is led by Hakan Wretsell, our Chief Executive Officer, and Michael Karpheden, our Chief Financial and Operating Officer. Other members of our management team, which include Dr. Jae-Joon Choi, Ph.D., our Chief Technology Officer, and George Meyer, our Chief Marketing Officer, consist of senior level executives who have extensive experience in management, business development, marketing and sales, and systems development. In addition to our management team, we believe we have assembled a highly capable and active Board of Directors. Furthermore, we have established a strong Advisory Board with professionals with extensive industry experience.

Product & Technology Solutions

Key Technologies

Our technologies utilize nano or micro scale environments, wherein the laws of physics are manipulated to create very competitive cooling solutions. These technologies create heat management products with higher performance, no noise, no vibrations, and with no or very limited positioning impact (upside-down etc.). The products are lightweight and have an ultra thin design. The products do not require a pump or external energy source to operate.

We have defined two technology paths. Our original Micro Cooling System (MCS) technology, branded as iCurie Cooled®, and NanoSpreader Technology™. We believe both technologies have great potential in the market, but each has its different technical and commercial challenges.

iCurie Cooled® (MCS)

This technology is used to create a cooling device that is a millimeter thin copper plate, into which specially designed micro and nano channels have been structured. Liquid coolant (distilled water) is placed into the micro and nano channels through a process known as VCS- Vacuum, Charge and Sealing. The heat source (CPU or other) is placed adjacent to the copper plate (as are traditional CPU coolers). When heat is generated, the liquid coolant absorbs the heat in a very short period of time (less than 0.02 sec). The heat causes the liquid coolant to change to vapor. The vapor is rapidly transported through the micro and nano channels. The vapor is changed back to liquid by rapidly dissipating the heat. The liquid coolant then returns to the heat source at a low temperature and is ready to repeat the process. The pressure gradients created by the conversion of the coolant between liquid and vapor states “pump” the coolant through the micro and nano channels as part of a continuous process.

We have been granted patents relating to our iCurie Cooled® technology in the United States, Korea, Japan, China, Russia, and Taiwan. In addition, we currently have pending patent applications relating to the iCurie Cooled® technology in Singapore, Brazil, India, and the 27 member countries of the European Union.

Nano Spreader Technology™ (NST)

Many of the working principles in the NST are the same as in the MCS. The configuration and the structuring of the NST give us significant advantages in regards to time to market. By working with different material layers between the plates, we can avoid physical segmentation and etching. This impacts the performance and the economy of the product. NST has a more flexible design, can cool multi sources and is more suitable when cooling larger areas. In addition, the NST is designed to be an integrated part of a Printed Circuit Board (PCB). The NST is protected by several pending Company patents.

Iceon 1000C Desktop Cooler

The Company’s Iceon 1000C Desktop CPU cooler incorporates Celsia’s patented technology to form the basis for what the Company believes is the highest performance cooler in its class on the market today. Iceon 1000C is composed of Celsia’s NanoSpreaders, a pure aluminum base plate and a set of pure copper fins that are bonded together to assure a high efficiency heat transfer from the CPU to air. Because of this design, the Iceon can use a slow speed fan making it a nearly silent cooling system. The Iceon 1000C and its components are covered by multiple pending patents.

Iceon 1000 CG Graphic Card Cooler

The Company’s Iceon 1000CG is similar to the Iceon 1000C, based on Celsia’s patented Nano spreader technology, and gives the user performance and sound level advantages. The Iceon 1000CG includes a fan package and Celsia’s thin and light heat spreader technology. This combination allows for low fan speed, which gives low sound levels and increased fan life. The Iceon 1000CG and its components are covered by multiple pending patents.

Current Technology Focus

Management is currently focusing on the NST opportunity because we believe this technology offers a faster, more straightforward way to commercialization. In addition, we believe the NST offers potential customers an economical alternative. All current product and customer projects are based on the NST, which is where the main part of our resources is being allocated.

Sales and Marketing

Sales

We execute our commercialization strategy either by interacting directly with the potential customer (direct sales), or indirectly through partnerships (licensing or distribution partners), as described under “Commercialization” above.

The Company manages all customer opportunities in projects where our sales and engineering resources are deployed. The projects are initiated either through direct contacts with the customer, through our strategic partners or through customer inquiries generated through marketing activities such as public relations.

We are currently managing between 30 to 40 customer projects. Our projects are being managed through different stages, starting with initial designs, samples and quotes, and ending with design wins and commercial purchase orders. We have projects in all stages as well as in all of our targeted markets. We have also received and executed several commercial orders.

Marketing

We plan to tailor and adapt our technology and product portfolio to our target markets. Our management believes that our product offers very competitive performance to existing alternatives, and can be manufactured at a similar or lower cost than those alternatives. This gives us numerous alternatives in regards to marketing messages and competitive positioning. Regardless of the competitive environment, we feel confident going to the market with business proposals that are lowering barriers to entry. We plan to utilize price-performance trade-offs to rapidly create partnerships and make in-roads to targeted markets.

The marketing strategy will be a combination of different marketing initiatives. We plan to base this strategy on a business-to-business marketing approach, where value is primarily determined by business economic use and large-unit transactions are the norm. The marketing philosophy, however, will go beyond a fixation on transactions, which very often leads to lost customers and low brand awareness in the short-term. Our ambition is to build a mutually advantageous long-term relationship with the customers, not just sell a product. This calls for knowing the customer well enough to deliver relevant products in a timely fashion and meeting their specific needs.

We plan to employ an overall marketing strategy, which will include initiatives such as advertising, public relations, and customer relations management, as well as a strong focus on corporate identity. The critical aspect is to convey the strengths and values of the products to potential customers, such as superior performance, no noise, no vibrations, environmental friendliness, and reduced size. We plan to accomplish this through strong direct marketing programs to potential customers. In addition, we believe that product marketing and advertising through specialized computer magazines will be an important component in our strategy. Trade shows on a worldwide basis will be part of the long-term marketing strategy to ensure visibility in the market place.

We plan to build value through marketing based assets, such as brand, customer and employee relationships, channel relationship, supplier relationship, and intellectual capital. Our strategy is to minimize our ownership of physical assets. We aim to effectively employ and manage outsourced manufacturing capacity. Our belief is that value creation derives from building intellectual capital instead of owning fixed assets such as factories, buildings, etc. However, we do expect to own limited manufacturing capacity to enable shipment of sample products, supply initial series volume, and help to ensure our control of the manufacturing process.

On March 13, 2006, the Company re-branded itself as “Celsia Technologies,” which reflects its ambition to establish the Company’s unique technology under a strong brand in the thermal management marketplace. The Company changed its corporate name to reflect this re-branding in September 2006.

Manufacturing Operations

During 2006, test and sample units were provided to several potential customers in our targeted industries. The samples have been produced in our own pilot plant, which was inaugurated in September 2005. During 2006, the Company continued to ship sample and test units to numerous potential customers. The Company has also received commercial orders and has executed several commercial shipments. In addition, a significant portion of our test orders generated revenues during 2006.

Our product does not call for a complex manufacturing set up, the number of components is very limited, and we have identified key manufacturing partners. One important criterion has been a thorough knowledge in manufacturing of thermal management products.

We also believe that the manufacturing capacity of our strategic licensing and manufacturing partners, AVC and YCTC, will supply the main part of the capacity necessary for expected 2007 volumes.

Research and Development Expenditures

Research and development expenditures were approximately $747,000 and $809,000 for the years ended 2006 and 2005, respectively.

Employees

As of March 31, 2007, Celsia had 23 employees. 19 of our 23 employees are located at the Company’s Korea office.

Financing Activities

Share Exchange and Series A Offering

Overview

Effective as of July 8, 2005, Cedar Mountain entered into a Share Exchange Agreement with the shareholders of Celsia UK and certain additional parties. Immediately prior to the execution of the Share Exchange Agreement, 3,050,001 shares of Cedar Mountain common stock, par value $0.001 per share, were cancelled pursuant to agreements between Cedar Mountain and certain shareholders of Cedar Mountain (including the then sole officer and director of Cedar Mountain) for an aggregate consideration of $214,000. After the cancellation, Cedar Mountain had 1,350,023 common shares outstanding. Upon the consummation of the transactions contemplated by the Share Exchange Agreement on July 8, 2005, (i) Cedar Mountain acquired all of the outstanding shares of Celsia UK (resulting in Celsia UK becoming a wholly owned subsidiary of Cedar Mountain), (ii) Cedar Mountain issued 24,935,047 shares of common stock to the shareholders of Celsia UK and certain of their assigns, which represented 94.864% of the issued and outstanding shares of Cedar Mountain common stock, (iii) the sole director and executive officer of Cedar Mountain resigned, (iv) directors and officers associated with Celsia UK were appointed as directors and officers of the Company, (v)  Amended and Restated Articles of Incorporation of Cedar Mountain were approved and filed which, among other things, changed the name of Cedar Mountain to iCurie, Inc., and designated 30,000,000 shares of Series A Preferred Stock, par value $0.001 per share; and (vi) the new directors approved and adopted Amended and Restated Bylaws of Celsia.

Effective as of July 11, 2005, the Company issued 20,995,239 shares of Series A Preferred Stock, together with warrants exercisable for a total of 6,441,874 shares of our common stock, to various parties (referred to in this prospectus as the “Series A Shareholders”) in exchange for approximately $12.48 million in cash (at a cash price of $0.88 per share of Series A Preferred Stock) and the transfer to us on the terms described herein of $4.6 million of previously issued promissory notes issued by various parties (we refer to these transactions collectively as the “Series A Offering”). The Series A Offering was effectuated pursuant to Subscription Agreements (in the case of cash sales) and a Preferred Stock Purchase Agreement (in the case of the issuance of Series A Preferred Stock for promissory notes) between Celsia and the stock recipients, each effective as of July 11, 2005. In connection with the Series A Offering, we also entered into a Registration Rights Agreement dated as of July 11, 2005 with Celsia UK shareholders, Series A Shareholders, and certain additional parties (the “Registration Rights Agreement”), as described in this section under “Registration Rights Agreement.”

Pursuant to the Share Exchange Agreement, the Company agreed to assume the obligations of Celsia UK under a Placement Agent Agreement between Celsia UK, Indigo Securities LLC, and Axiom Capital Management Inc. (we refer to Indigo and Axiom collectively as the “Placement Agent”), pursuant to which the Placement Agent was compensated by us for its services in connection with the Share Exchange Agreement and the Series A Offering, as described in this section under “Compensation to Placement Agent.” In connection with the Share Exchange Agreement and Series A Offering, the Company also granted warrants exercisable for a total of 270,000 shares of our common stock to a party that identified Cedar Mountain as a potential participant in the share exchange.

In connection with the share exchange and Series A Offering, (i) our executive officers entered into employment agreements as described under “Executive Compensation - Employee Agreements,” (ii) we advanced a major shareholder $500,000 payable under a pre-existing revenue sharing agreement and entered into certain related transactions with such shareholder, (iii) we cancelled a $1.1 million promissory note made by an executive officer in exchange for 1.25 million shares of our common stock owned by such officer, (iv) an option for 440,000 shares of Celsia UK common stock held by an executive officer was cancelled in exchange for a warrant to purchase 1,097,142 shares of our common stock, (v) our executive officers were paid certain accrued but previously unpaid salaries in cash and shares of our common stock and (vi) an executive officer agreed to indemnify us against certain potential liabilities related to our then-contemplated acquisition of 19.2% of Celsia Korea (which was subsequently acquired on September 1, 2005). Additional information regarding the matters set forth in (ii) - (vi) above is set forth under “Certain Relationships and Related Transactions.”

The above transactions were reported and described in the Company’s Form 8-K dated July 8, 2005, as amended.

Description of Note Conversion

Pursuant to the Preferred Stock Purchase Agreement, secured convertible interim promissory notes (the “Notes”) which were issued by Celsia UK and two of its shareholders, Hansen Gray & Company, Inc. and Dr. Jeong-Hyun Lee, in the aggregate principal amount of $4,600,000, were exchanged for approximately 6,810,000 shares of Series A Preferred Stock. The number of shares of Series A Preferred Stock issued in the Note conversion equaled the approximate number derived by dividing (i) $4,100,000 principal amount of the Notes by $0.66, and (ii) $500,000 principal amount of the Notes by approximately $0.83, representing a twenty-five percent (25%) and five percent (5%) discount from the cash offering price of the Series A Preferred Stock, respectively. The shares of Series A Preferred Stock issued upon conversion of the Notes have the same rights, preferences and privileges as all other shares of Series A Preferred Stock.

Compensation to Placement Agreement

In connection with the share exchange and Series A Offering, the Placement Agent received (i) a cash fee of approximately $1.248 million, equal to ten percent (10%) of the aggregate gross cash proceeds received from the Series A Offering from subscribers, (ii) a cash fee of approximately $285,000, representing the unpaid portion of fees owed in connection with the original issuance of the Notes, (iii) warrants to purchase 1,364,528 shares of Series A Preferred Stock, equal to ten percent (10%) of the shares of Series A Preferred Stock purchased by subscribers, at an exercise price of $0.88 per share, and (iv) warrants to purchase 681,018 shares of common stock, at an exercise price of $0.88 per share. The Placement Agent additionally was reimbursed for actual out-of-pocket expenses incurred in connection with the Share Exchange Agreement and the Series A Offering, subject to certain limitations.

Series A Registration Rights Agreement

Initial Registration. The Series A Registration Rights Agreement required us to use our reasonable best efforts to file the registration statement by September 8, 2005 and cause the registration statement to become effective no later than one hundred and twenty (120) days after July 11, 2005. Under the terms of the Series A Registration Rights Agreement, if the registration statement was not filed within 60 days of July 11, 2005 or declared effective within 120 days of July 11, 2005 (each a “Non-Registration Event”), then for each 30 day period during the pendency of such a Non-Registration Event, we were required to pay to the purchasers of the Series A Preferred Stock an amount equal to one percent (1%) of the purchase price paid for the Series A Preferred Stock ($0.88 per share), which could be paid in cash or in shares of Series A Preferred Stock (valued at $0.88 per share), at the Company’s option. The registration statement was filed on October 6, 2005 and the registration statement was declared effective in April 2006. As a result of the Non-Registration Events, in August 2006, the Company issued 970,550 shares of Series A Preferred Stock to the purchasers of Series A Preferred Stock.

Demand Rights. If the initial registration statement does not register all shares of common stock as required by the Series A Registration Rights Agreement, owners of Series A Preferred Stock holding more than $500,000 in value of the securities to be registered may require us to use our best efforts to cause such shares to be registered on other registrations, subject to certain conditions. We shall not be obligated to affect more than two (2) registrations under these demand right provisions.

Piggy-Back Rights. If the initial registration statement does not register all shares of common stock as required by the Series A Registration Rights Agreement, owners of Series A Preferred Stock shall be entitled to “piggy back” registration rights on all registrations of the Company or on any demand registrations of any other investor, subject to certain conditions and the right of the Company and its underwriters to reduce the number of shares proposed to be registered in view of market conditions.

S-3 Rights. If the initial registration statement does not register all shares of common stock as required by the Series A Registration Rights Agreement, owners of Series A Preferred Stock shall be entitled to unlimited demand registrations on Form S-3 (if available to the Company) subject to certain conditions, so long as such registered offerings are not less than $500,000.

Expenses. The Company shall bear registration expenses (exclusive of underwriting discounts and commissions) of the initial registration and all such demands, piggy backs, and S-3 registrations (including the expense of one special counsel for all Series A Preferred Stock selling shareholders).

Hansen Gray/CHL. The common stock of the Company held by Hansen Gray & Company, Inc. and CHL Investment Partnership (prior shareholders of Celsia UK) will not be registered, although such parties do have the right to demand registration of their common stock beginning six (6) months and twelve (12) months, respectively, after the effective date of such registration statement. We are required to pay certain liquidated damages if we do not register the shares of Hansen Gray & Company, Inc. and CHL in accordance with these demand rights. The Series A Registration Rights Agreement also imposes certain sale restrictions on Hansen Gray & Company, Inc. prior to the registration of its shares of our common stock.

Summary of Prior Financings

December 2004 Bridge Financing. On December 2, 2004, Hansen Gray issued secured convertible promissory notes (the “HG Notes”) in the aggregate principal amount of $2,500,000 to various purchasers (the “HG Noteholders”). All of the proceeds of the HG Notes were distributed to Celsia UK. Upon consummation of the Series A Offering, the principal amount of the HG Notes was exchanged for 3,787,863 shares of Series A Preferred Stock. Upon such exchange, each HG Noteholder received the number of shares of Series A Preferred Stock equal to the number derived by dividing the principal amount of the Noteholder’s Note by $0.66 (subject to rounding), representing a twenty-five percent (25%) discount from the cash offering price per share of the Series A Preferred Stock.

In connection with the issuance of the HG Notes, Celsia UK also agreed to issue, and in the Series A Offering we did issue, the HG Noteholders five-year warrants to purchase an aggregate of 710,214 shares of common stock. Each such warrant entitles the holder thereof to purchase the number of shares of common stock equal to (i) twenty-five percent (25%) of the aggregate principal amount of the applicable HG Note, divided by (ii) 0.88 (subject to rounding), at an exercise price per share equal to $0.88. The warrants contain customary anti-dilution provisions. As part of the share exchange, Hansen Gray also transferred to the HG Noteholders an aggregate of 1,496,103 shares of common stock.

Also in connection with the issuance of the HG Notes, Dr. Lee issued a personal promissory note for $1,100,000 to an affiliate of the HG Noteholders. In connection with the Series A Offering, the holder of Dr. Lee’s note transferred the Note to us in exchange for approximately 1,667,000 shares of Series A Preferred Stock. We then cancelled the note in exchange for approximately 1,250,000 shares of Dr. Lee’s common stock (valued at $0.88 per share for an aggregate value of $1,000,000). See Item 12 “Certain Relationships and Related Transactions, and Director Independence.”

2005 Bridge Financings. On each of March 17 and April 25, 2005, Celsia UK issued secured convertible promissory notes (the “2005 Notes”) in the principal amount of $500,000 to various purchasers (the “2005 Noteholders”), for an aggregate combined issuance of $1,000,000. The 2005 Notes ranked senior to all other debt of Celsia UK. As part of the Series A Offering, the 2005 Notes were exchanged for approximately 1,355,600 shares of Series A Preferred Stock. Upon such exchange, each 2005 Noteholder received the number of shares of Series A Preferred Stock equal to the number derived by dividing the principal amount of the Noteholder’s 2005 Note and accrued and unpaid interest by (i) $0.66 in the case of the $500,000 March 17 note issuance and (ii) approximately $0.83 in the case of the $500,000 April 25 note issuance (in each case subject to rounding), representing a twenty-five percent (25%) and five percent (5%) discount, respectively, from the cash offering price of the Series A Preferred Stock.

In connection with issuance of the 2005 Notes, Celsia UK also agreed to issue, and in the Series A Offering we did issue, the 2005 Noteholders five-year warrants to purchase 482,946 shares of common stock. Each such warrant relating to the March 17 note issuance entitles the holder thereof to purchase the number of shares of common stock equal to (i) eighty percent (80%) of the aggregate principal amount of the applicable 2005 Note, divided by (ii) 0.88 (subject to rounding), at an exercise price equal to $0.88 per share (subject to rounding). Each such warrant relating to the April 25 note issuance entitles the holder thereof to purchase the number of shares of common stock equal to (i) five percent (5%) of the aggregate principal amount of the applicable 2005 Note, divided by (ii) 0.88 (subject to rounding), at an exercise price equal to $0.88 per share. The warrants contain customary anti-dilution provisions.

Additional Warrants. Pursuant to the Series A Offering, each recipient of Series A Preferred Stock received warrants to purchase a number of shares of common stock equal to twenty-five percent (25%) of the number of shares of Series A Preferred Stock received (subject to rounding). Fifty percent (50%) of these warrants are exercisable at $1.10 per share and fifty percent (50%) are exercisable at $1.32 per share.

Series B Offering

Overview

On December 16, 2005, the Company issued 3,063,402 shares of its newly designated Series B Preferred Stock, $0.001 par value per share, to certain individuals and entities (the “Series B Holders”), together with warrants (the “Series B Warrants”) to purchase approximately 1,531,700 shares of the Company’s common stock, for an aggregate of $3,063,402 in cash. The Series B Offering was effected pursuant to Subscription Agreements between the Company and the Series B Holders, each effective as of December 16, 2005. In connection with the Series B Offering, the Company entered into the Series B Registration Rights Agreement dated as of December 16, 2005 with the Series B Holders and the Series B Placement Agents (as defined below). The terms of the Series B Preferred Stock are set forth in a Certificate of Designation to the Company’s Amended and Restated Articles of Incorporation, which certificate was filed on November 30, 2005. Fifty percent (50%) of the Series B Warrants are exercisable at $1.50 per share of common stock and fifty percent (50%) of the Series B Warrants are exercisable at $3.00 per share of common stock.

In connection with the Series B Offering, Indigo Securities LLC and Bridgehead Group Limited (collectively, the “Series B Placement Agents”) and certain of their assigns received (i) a cash fee of approximately $216,340, (ii) warrants to purchase 210,000 shares of Series B Preferred Stock at $1.50 per share, and (iii) warrants to purchase 6,340 shares of common stock at $1.50 (collectively, the “Series B Placement Agent Warrants”) pursuant to Placement Agent Agreements between the Company and each of the Series B Placement Agents.

Series B Registration Rights Agreement

Pursuant to the Series B Registration Rights Agreement, the Company is required to file a registration statement covering the common stock (i) into which the Series B Preferred Stock is convertible and (ii) for which the Series B Warrants and Series B Placement Agent Warrants are exercisable (collectively, the “Registrable Securities”) within six (6) months after the Company’s Registration Statement on Form SB−2 (Registration No. 333−128856) (filed pursuant to the Series A Offering and Registration Rights Agreement) is declared effective. The Company is required to maintain the effectiveness of the registration statement through the first anniversary of the Series B Offering and shall use its best efforts to maintain its effectiveness through the second anniversary of the Series B Offering.

If the registration statement is not effective at any time during the period beginning 270 days after the Series B Offering and ending one year after the Series B Offering, holders of the Registrable Securities holding more than $500,000 in value of the Registrable Securities may require the Company to use its best efforts to cause such shares to be registered. The Company shall not be obligated to effect more than two (2) registrations under such demand registration provisions.

Subject to certain conditions, the holders of the Registrable Securities shall be entitled to “piggy back” registration rights on all registrations of the Company. Holders of the Registrable Securities shall be entitled to unlimited demand registrations on Form S−3 (if available to the Company) so long as such registered offerings are not less than $500,000. The Company shall bear registration expenses of all such demands, piggy backs, and S−3 registrations.

Stock Dividends and Amendment to Articles

In the third quarter of 2006, the Company declared a dividend of shares of our common stock equal to 25% of the number of shares of Series A Preferred Stock and Series B Preferred Stock held by holders of record of Series A Preferred Stock and Series B Preferred Stock on September 30, 2006 (the “Stock Dividend”), resulting in the issuance of 5,798,253 shares of Series A Preferred Stock and 765,851 shares of Series B Preferred Stock. On August 10, 2006 the Company paid an 8% Series A stock dividend to Series A shareholders, resulting in the issuance of 1,655,746 shares of Series A Preferred Stock.

In September 2006, the Company amended its Amended and Restated Articles of Incorporation to (i) provide that neither the Stock Dividend nor the amendment to the Company’s stock incentive plan to increase the number of shares available under such plan to 15 million shares would trigger any conversion adjustment or other anti-dilution or pre-emptive rights of the Series A Preferred Stock or Series B Preferred Stock and (ii) reflect the Company’s name change from “iCurie, Inc.” to “Celsia Technologies, Inc.”

Subsequent Financing

On February 20, 2007, the Company obtained additional funds through the issuance of $1 million aggregate principal amount of secured convertible promissory notes (increased by an additional $150,000 as of April 20, 2007). The notes carry an annual interest rate of 10%, with all principal and accrued interest being due and payable on June 20, 2007; provided, however, that upon the terms and subject to the conditions of the notes, all outstanding principal and interest on the notes will automatically convert into securities of the Company issued pursuant to a Company financing meeting certain conditions (a “Qualified Financing”), if such Qualified Financing is effectuated on or prior to June 20, 2007. All principal and accrued interest on the notes shall become payable prior to June 20, 2007 upon certain events of default relating to, among things, the bankruptcy or dissolution of the Company, the sale of substantially all of the Company's assets and certain breaches by the Company of the terms and conditions of the notes and related agreements. The obligations evidenced by the notes are secured by a pledge of substantially all of the Company's assets, including the capital stock of Celsia UK and Celsia Korea. In connection with the issuance of the notes, the Company's Chief Executive Officer and Chief Financial Officer have agreed to transfer approximately 735,000 shares of Company common stock held by such executives to the noteholders in the event that a Qualified Financing does not occur on or prior to June 20, 2007. This transaction was reported and described in the Company’s Form 8-K dated February 20, 2007.

  DESCRIPTION OF PROPERTY

The Company’s U.S. office is currently located in leased space at 1395 Brickell Avenue, Suite 800, Miami, Florida 33131, and its phone number is 305-529-6290. Celsia Korea, which is the Company’s research, development and manufacturing center, is located in Seoul, Korea. The Company’s telephone number in Korea is 011-82-2-3452-2005 and its fax number is 011-82-2-3452-3650. We believe that Korea is an excellent location to recruit highly skilled engineers. The main responsibilities of the Korean office are to develop and industrialize the planned technology portfolio, lab prototypes and pre-serial manufacturing, as well as quality control.

We currently lease office, research and manufacturing facilities in Seoul, Korea and office space in Miami, Florida. Our leased facilities in Korea consist of approximately 450 square meters of office space and approximately 750 square meters of space used as a pilot plant for product manufacturing. Approximate monthly rent (including a 10% value added tax) for the Korean office and plant is 4,730,000 KWON (approximately $5,100) and 8,527,200 KWON (approximately $9,200), respectively. The leases on the office and plant space expire in March 2008 and July 2007, respectively. Our space in Miami consists of a furnished office, which includes secretarial and other amenities at a charge of approximately $3,030 per month under a contract expiring May 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties about us, our current and planned products, our current and proposed marketing and sales and our projected results of operations (See “Risk Factors” on page 4). There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. We have sought to identify the most significant risks to our business but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that we have identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to our stock. The following discussion and analysis should be read in conjunction with our financial statements and notes thereto. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment from our management.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our operations include research, development, sales and marketing of our own patented technology portfolio as well as operating our pilot plant. During 2006 we commercialized our technology and executed several commercial orders. We are currently involved with many potential customers in several projects designed to commercially produce and sell our products. Furthermore, technology companies face challenges as they develop and manufacture new and more powerful components and products, which generate heat and require a solution to dissipate the heat. We believe that the heat emission problem has accelerated and is now seriously threatening the development of new heat generating products in several industries. Our cooling technologies should therefore enable companies to develop new products with higher performance, increased efficiency and with smaller size. We want to become a world leader in developing and commercializing this next generation of cooling solutions for the PC, LED-lighting, flat panel display, and the communication and entertainment industries. Management has decided to focus the main part of the resources on the Nano Spreader Technology™ (NST). This technology path is meant to be a more economical and faster way to commercialize our products compared to our MCS technology.

The Company signed three sales and distribution contracts and one manufacturing and distribution contract during 2006, which is in line with our go to market strategy. These sales and distribution contracts are with Graftech’s subsidiary AET (USA), Kubo Kinzoku (Japan), and Lighting Science Group (USA). The manufacturing and distribution contract is with Yeh-Chiang Technology Corporation (YCTC). YCTC’s headquarter is in Taiwan. The Company also received its largest purchase contract in November 2006 from Daesanit in South Korea, which is worth approximately $500,000 in revenues.

The Company has produced revenues of $104,085 for the twelve months ended December 31, 2006 compared to $19,132 for the same period last year. The revenues for the three months ended December 31, 2006 were $48,671. The revenues are a result of customers paying for test samples, and commercial deliveries. Cost of sales for the twelve months ended December 31, 2006 were approximately $0.7 million compared to $0.1 million for the same period last year. This is attributable to increased production activity originating from an increasing demand for our products.

The Company is currently contemplating financing alternatives to raise additional capital to support its growth strategy. There can be no assurance that we will be able to successfully raise such capital, or that we will be able to commercialize our product portfolio without additional funds. The Company is working with tight cost controls in order to manage its commercialization process and go to market strategy. A majority of our expenses for the twelve months ended December 31, 2006 and 2005 were from selling and administrative expenses, which include research and development costs. The selling and administrative expenses for the twelve months ended December 31, 2006 were approximately $6.1 million compared to approximately $6.4 million for the same period last year. The main cost drivers are personnel costs, professional fees, and travel expenses.

We expect our product development, and project management activities to continue to be driven by commercial opportunities and undertaken as a result of potential customers requesting test units. The test orders that we receive from potential customers are fulfilled either by 1) modification of already commercialized products or 2) new solutions designed together with the potential customer. During 2006, the majority of our R&D resources were dedicated to customer projects and for the design of products with commercial opportunities. This is expected to continue during 2007.

We expect our capital expenditures over the next twelve months to be focused on complementing our pilot plant with specific volume related equipment and on specific research and development related test equipment. All investments will be driven by commercialization opportunities, customer driven projects, and/or commercial volumes.

During 2006, we continued to make progress towards building the Company and commercializing our technology. We received product test orders, which have led to several related test product deliveries. Such test products are used by potential customers to examine our products’ features and compatibility with customer products. Although such testing procedures can involve numerous steps and significant timelines, in several instances our test products have advanced beyond the test phases and been incorporated on a limited basis into commercial products. The Company has experienced continued commercialization activities, especially during the second half of 2006 with several deliveries of test samples and also a number of commercial deliveries. The company’s largest contract to date is with Daesanit for the Graphic card cooler market, which is worth approximately $500,000 in revenues.

Liquidity and Capital Resources

Our main sources of liquidity during 2006 were the approximate $10.0 million in net cash proceeds generated from our 2005 Series A Preferred Stock offering as well as the $2.8 million in net proceeds from our Series B offering in 2005. The cash outflow for 2006 has been slightly below $500,000 per month, which was consistent with our plans and included a pay off of a short-term loan in May 2006 of $231,683. Our main uses of cash during 2006 have been related to product development driven by customer projects, general and administrative expenses and, as stated above, a pay off of a short-term loan. Prior to the Series A Preferred Stock issuance in July 2005, the Company had limited liquidity and approximately $2.5 million in convertible debt.

Based on our current operating plan, we anticipate using our cash mainly to continue commercialization efforts and to expand the distribution network for our technology solutions. The main cash uses will be for sales and marketing, general and administrative, and research and development expenses. Investments will be focused on product development and manufacturing. All investments will be driven by commercialization opportunities. The total cash need for the next twelve months is estimated to be approximately $5.0 million, starting at January 1, 2007. The main portion of the cash need is for operating expenses, cost of sales, and a smaller portion is for investments in manufacturing and R&D. We expect to fund these activities through cash generated from operations, and through financing that the company is currently contemplating.

The ratio between current assets and current liabilities at December 31, 2006 was approximately 0.32. A large portion of current liabilities relates to expenses that have limited cash impact.

Notwithstanding the February 2007 note issuance described below, the Company needs to raise additional funds in order to continue its operations. There can be no assurance that we will be able to obtain the necessary funds in a timely manner or the terms on which such funds may be obtained. Since inception, we have not generated material revenue from operations and there can be no assurance that we will generate revenue in the future. We may also determine to raise additional capital if such capital can be raised on terms, which we deem appropriate.

On February 20, 2007, the Company obtained additional funds through the issuance of $1 million aggregate principal amount of secured convertible promissory notes, which was increased by $150,000 as of April 20, 2007. See “Business - Financing Activities - Subsequent Financing.”

Significant Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Although these statements are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results could differ from those estimates. Significant estimates required to be made by management include the valuation of 1) investments, 2) equity securities issued, 3) prepaid royalties, and 4) registration rights.

Recent Accounting Pronouncement

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which provides clarification related to the process associated with accounting for uncertain tax positions recognized in consolidated financial statements. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance related to, among other things, classification, accounting for interest and penalties associated with tax positions, and disclosure requirements. The Company is required to adopt FIN 48 on January 1, 2008, although early adoption is permitted. Celsia is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective beginning the first fiscal year that begins after November 15, 2007. The Company is required to adopt SFAS No. 157 on January 1, 2008, although earlier adoption is permitted. Celsia is currently evaluating the impact of adopting SFAS No. 157 on its consolidated financial statements.

In September 2006, FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single employer benefit plans to (1) recognize the funded status of the benefit in its statement of financial position, (2) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year end statement of financial position and (4) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs on credits, and transition asset or obligations. The Company plans to adopt SFAS No. 158 effective at the end of the Company’s fiscal year ending December 31, 2007. Celsia expects that the adoption of SFAS No. 158 will have no effect on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. This bulletin requires companies to consider the effect of prior year misstatements for past and current financials statements when determining the materiality of these misstatements, and to make appropriate adjustments to the financial statements and related disclosures accordingly. This requirement is in effect for all companies with fiscal years ending on or before November 15, 2006. The Company adopted SAB No. 108 during the fourth quarter of 2006. Celsia has reviewed its prior year financial statements and determined that no adjustments are required for the current year.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Market Risks

The Company operates in the United States, the United Kingdom and South Korea, each of which has its own currency. This may cause the Company to experience and be exposed to different market risks such as changes in interest rates and currency deviations.

  DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Amended and Restated Articles of Incorporation contain a provision eliminating the liability of a director to us and our stockholders for monetary damages for breaches of fiduciary duty as a director, to the fullest extent permitted by law.

Our Amended and Restated Articles of Incorporation also authorize the Company to indemnify any director, officer or agent of the Company, or any other person, to the full extent permitted by law. This indemnification may include the right to be paid the expenses incurred in defending any action, suit or proceeding in advance of its final disposition. Our Amended and Restated Bylaws require the Company to indemnify directors, officers or employees in connection with certain actions, suits or proceedings, subject to certain limitations.

Any repeal or modification of our Amended and Restated Articles of Incorporation shall be prospective only and shall not adversely affect any right or protection of our directors or officers existing at the time of a repeal or modification for any breach covered by the Amended and Restated Articles of Incorporation which occurred prior to such repeal or modification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors. Messrs. Clarke and Rugg were elected as directors by the holders of the Series A Preferred Stock in accordance with the terms of such stock. All directors and executive officers of the Company have served in such capacities since July 2005.

Name	Age	Position
Hakan Wretsell	46	Chief Executive Officer, President and Director
Michael Karpheden	45	Chief Financial Officer, Chief Operating Officer and Secretary
Alan B. Miller	53	Director
David H. Clarke	65	Director
Peter Rugg	59	Director
Gregory J. Osborn	42	Director

Hakan Wretsell has been Celsia’s Chief Executive Officer since September 1, 2004. Mr. Wretsell brings over fifteen years of management experience to Celsia, including executive positions with LM Ericsson (NASDAQ: ERICY), one of the largest supplier of mobile systems in the world, where he worked in various capacities from 1988-2000. Mr. Wretsell served as the Executive Vice President and General Manager, Region Americas, from 1998-2000, where he was responsible for restructuring Ericsson’s North and Latin American operations, which resulted in strong volume growth and generated more than $2.0 billion in annual sales under his leadership. Mr. Wretsell currently serves as a director of Teleplus Enterprises, Inc. (OTCBB: TLPE).

Michael Karpheden has been Celsia’s Chief Financial and Operating Officer since September 1, 2004. Mr. Karpheden served as VP of Finance & Logistics of LM Ericsson, Region Americas, consumer products, from 1998-2001. Furthermore, Mr. Karpheden held several executive positions in the US, Germany, Russia, and Sweden during his twelve-year career with Ericsson. Mr. Karpheden served as Chief Operating Officer of Strax Inc., a Latin American leader in the distribution of mobile phones and accessories, from 2002-2003, and served as Vice President, Finance and Operations, at Strax Inc. from 2001-2002. From 2003-2004, Mr. Karpheden served as President and Managing Partner of Business Growth Consultants Inc. Mr. Karpheden has over fifteen years of international financial and operational leadership experience and has extensive experience in finance and corporate governance issues. Mr. Karpheden currently serves as a director of Teleplus Enterprises, Inc. (OTCBB: TLPE).

Alan B. Miller has over twenty-five years of Wall Street and financial expertise, including his tenure from 1990 to 2003 as founder and president of Winchester Investment Securities, an investment banking and general securities firm based in Overland Park, Kansas. Winchester, which had five branches and forty-five registered representatives, had participated in private placements, IPOs, market making and general securities trading. Also from 1990 to 2003, Mr. Miller was president and senior analyst of Trendways Wall Street Watch, a stock market newsletter and hotline. Mr. Miller has served as vice president of the investment firm of Duggan and Co. and began his career as a registered representative with Stern Brothers in Kansas City, Missouri where he became one of the firm’s top producing stockbrokers. Mr. Miller is a director of Hansen Gray & Company, Inc, a significant shareholder of the Company.

David H. Clarke retired as Chairman of the Board and Chief Executive Officer of Jacuzzi Brands, Inc. in September 2006, a position he held since 1995. Mr. Clarke was Vice Chairman of Hanson PLC from 1993 and Deputy Chairman and Chief Executive Officer of Hanson Industries, the U.S. arm of Hanson, from 1992. Prior to 1992, Mr. Clarke served as President of Hanson Industries. Mr. Clarke is currently Vice Chairman of United Pacific Industries, a diversified Hong Kong based (HKSE - 176) company with operations in China and the United Kingdom. Mr. Clarke is also a member of the board of directors of Fiduciary Trust International, a subsidiary of Franklin Resources, a company engaged in investment management.

Peter Rugg is a Senior Partner of Tatum Partners, LLP in New York. He has over 30 years of diversified business experience with special competence in capital structure and creative financing alternatives. Mr. Rugg has extensive experience in international natural resource businesses and offshore business migration. He has experience in commercial and investment banking, merger and acquisitions, turnaround situations, project finance, and corporate restructuring. Mr. Rugg has managed public company financial reporting, investor relations, tax compliance and audit, budget and planning and information technology systems including relational database, desktop, and multi-currency accounting. He serves on the board of Advance Nanotech Inc. (AVNA.OB) and a number of private company and charity boards. Mr. Rugg is chairman of the Company’s audit committee.

Gregory J. Osborn is a partner at Middlebury Alternative Investment Advisors (MAIA). MAIA is also FSA registered in the UK. Mr. Osborn is a managing partner of IndiGo Ventures, LLC. Prior to launching IndiGo, Mr. Osborn founded Seed Capital, which provided new business development, strategic partnering and fundraising services for cutting-edge Internet companies, and served as head of business development for FreeRide.com. His background in finance and investment began on Wall Street, working at the headquarters offices of L.F. Rothschild & Co. and Drexel, Burnham, Lambert as an Account Executive and as Vice President at Smith Barney Harris & Upham, First Vice President at Paine Webber, and Senior Vice President of Axiom Capital Management. Mr. Osborn serves on the Board of Directors of Powerhouse Technologies Group, Inc., Children of Bellevue and ideavillage.com. Mr. Osborn also serves as corporate advisor to Advance Nanotech Inc. IndiGo Ventures is an affiliate of Indigo Securities, LLC, which acted as placement agent for, and received fees from, the Company, as described herein. He serves as the Chairman of Tasker Corp (OTCBB: TKER).

Board Composition and Committees

As of December 31, 2006, the Company had six (6) Directors on its Board of Directors. On March 24, 2007, Dr. Jeong - Hyun Lee resigned as a director of the Company. All of the remaining members of our Board of Directors will hold office until the next annual meeting of stockholders and election and qualification of their successors.

The Board of Directors of Celsia has established an Audit Committee consisting of Alan B. Miller, David H. Clarke and Peter Rugg and has determined that Mr. Rugg, chairman of the Audit Committee, is (i) an “audit committee financial expert,” as defined by SEC’s regulations, and (ii) independent, as defined under SEC regulations and the rules of the Nasdaq stock market. The Board of Directors of Celsia has also established a Compensation Committee consisting of Messrs. Miller, Clarke and Rugg.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that embodies policies encouraging individual and peer integrity, ethical behavior and our responsibilities to our employees, customers, suppliers, stockholders, and the public, and includes:

•  Prohibiting conflicts of interest (including protecting corporate opportunities)

•  Protecting our confidential and proprietary information and that of our customers and vendors

•  Treating our employees, customers, suppliers and competitors fairly

•  Encouraging full, fair, accurate, timely and understandable disclosure

•  Protecting and properly using company assets

•  Complying with laws, rules and regulations (including insider trading laws)

•  Encouraging the reporting of any unlawful or unethical behavior

The code applies to every officer, director and employee. We also expect that those with whom we do business (including our agents, consultants, suppliers and customers) will also adhere to the code. All of our officers, directors and employees must carry out their duties in accordance with the policies set forth in this code and with applicable laws and regulations.

  EXECUTIVE COMPENSATION

Executive Officer Compensation

The following table sets forth information for each of our executive officers for the fiscal years ended December 31, 2006 and 2005. Because the Company is the successor to the business of Celsia UK and Celsia Korea, which it acquired on July 8, 2005, the information provided below relates to our executive officers’ positions with Celsia UK and Celsia Korea during the periods presented below:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary(1) ($)		Bonus(3) ($)		Stock Awards ($)			Option Awards ($)	All Other Compensation(5) ($)		Total ($)
Hakan Wretsell, President and Chief Executive Officer	2006 2005	$ $	262,500 256,000	$ $	488,565 66,250	$ $	40,030 94,842		$5,969	$ $	4,200 2,100	$ $	801,264 322,250
Michael Karpheden, Chief Financial and Operating Officer	2006 2005	$ $	220,500 215,000	$ $	221,460 46,830	$ $	21,445 49,167	(4)	$5,969	$ $	4,200 2,100	$ $	473,574 261,830
Dr. Jeong Hyun Lee, Ph.D.(2)	2006 2005	$ $	175,000 256,000		- $66,250	$ $	17,156 57,191		$2,985			$ $	195,141 322,250

(1)
Certain accrued and unpaid salaries were paid at the closing of the Series A Offering in July 2005. See “Employment Agreements” below and Item 12 “Certain Relationships and Related Transactions, and Director Independence.”

(2)	Dr. Lee resigned from all executive officer positions held in the Company and its subsidiaries in September 2006 and resigned as a director of the Company on March 24, 2007.

(3)	Bonus for 2006 has been accrued but not paid. The bonus shall be paid in a combination of cash, stock grants, and stock options.

(4)	Mr. Karpheden forfeited 306,356 shares of common stock on December 31, 2006.

(5)	Messrs. Wretsell and Karpheden received car allowances as indicated above and Dr. Lee was provided with a company car at an incremental cost to the Company of less than $10,000 per year.

Employment Agreements

Hakan Wretsell and Michael Karpheden have each entered into employment agreements with the Company. The employment agreements are effective until January 1, 2007, replaced such officers’ prior employment agreements with Celsia UK, and contain customary provisions regarding the ownership and assignment of all intellectual property (all of which is and remains our sole property), prohibitions on solicitation of customers and employees following termination of employment, our right to terminate such officers at any time for cause, or without cause upon a payment equal to six months of such officer’s base salary (plus six month’s continuation of certain benefits) and access to broad based Company benefit plans. The following chart sets forth certain summary information regarding base salary, bonus and equity compensation provided in the employment agreements:

	Mr. Wretsell	Mr. Karpheden

Annual Salary	$262,500	$220,500

Closing Bonus(1)	$40,000 and 45,455 shares of common stock	$33,600 and 38,182 shares of common stock

2005 Bonus(2)	Up to 100% of base salary ($262,500)	Up to 60% of base salary ($132,500)

2006 Bonus(2)	Up to 300% of base salary	Up to 180% of base salary

Stock Grants (3)	1,633,897 shares of common stock	1,143,728 shares of common stock

Stock options (3)	326,779 shares of common stock	326,779 shares of common stock

Accrued Unpaid Salary (4)	$30,207 and 34,326 shares of common stock	$22,708 and 25,805 shares of common stock

(1)	Closing bonus paid on September 1, 2005.

(2)
Annual bonus amounts are determined based on financial and non-financial targets. Amounts to be paid in a combination of cash, stock options, and shares of our common stock (valued at then-current market price).

(3)	Options and grants vested in full as of December 31, 2006. Options have an exercise price of $0.88 per share.

(4)	Represents accrued and unpaid salary for periods prior to the Series A Offering. Amounts were paid/issued July 11, 2005. See “Certain Relationships and Related Transactions”.

In addition to the stock awards reflected above, in 2006 the Company awarded Messrs. Wretsell and Karpheden certain additional stock options and restricted stock grants as reflected under "Outstanding Equity Awards At Fiscal Year End." On March 22, 2007, Messrs, Wretsell and Karpheden entered into employment letters with the Company effective January 1, 2007, which set forth the terms of their continued employment with the Company from such date. The employment letters are described in and attached as exhibits to the Company’s Form 8-K dated March 22, 2007.

We have also adopted the Celsia 2005 Stock Incentive Plan to create a pool of shares of common stock available for options and other equity grants. The incentive plan will be used for attracting and retaining employees, directors and consultants and will be granted at fair market value from time to time under the guidance and approval of our Board of Directors or its Compensation Committee, if one is later established. In the third quarter of 2006, the Company and its shareholders approved an amendment to the incentive plan to increase the number of available shares under the plan from 9,803,380 to 15,000,000.

On August 18, 2006, the Company entered into an agreement with Dr. Lee pursuant to which Dr. Lee agreed to resign as Chief Technology Officer effective September 16, 2006. Pursuant to such agreement, the Company agreed to pay Dr. Lee his normal salary through August 31, 2006 and to reimburse Dr. Lee for certain business related expenses of approximately $91,000. The agreement superseded Dr. Lee’s employment agreement entered into by and among Celsia UK, Celsia Korea and Dr. Lee dated July 11, 2005, as described in the Company’s previous SEC filings.

Outstanding Equity Awards

The following table sets forth information relating to outstanding equity awards as of December 31, 2006:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Hakan Wretsell	326,779 81,695	$ $	0.88 0.19	2015 2016	1,535,877	$276,458
Michael Karpheden	326,779 81,695	$ $	0.88 0.19	2015 2016	1,129,687	$203,344
Dr. Jeong-Hyun Lee, Ph.D.	217,853		$0.88	2015	_	_

Director Compensation

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Alan Miller	$8,000	$2,750	$10,750
David Clarke	$7,000	$2,750	$9,750
Peter Rugg	$12,000	$2,750	$14,750
Gregory Osborn	-	-	-

The external directors of the Company, Alan Miller, David Clarke, and Peter Rugg, each received an option to purchase 100,000 common shares, 50,000 of which vested upon issuance in December 2005 as an appointment bonus, and the remaining 50,000 shall vest quarterly through June 30, 2007. Indigo Ventures LLC, where Greg Osborn is a managing partner, receives a monthly fee of $15,000 for consulting services. In addition, Mr. Osborn is affiliated with the Placement Agent in the Series A Offering and the Series B Placement Agent in the Series B Offering.

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 1, 2007, information regarding the beneficial ownership of shares of our common stock by each person known by us to own five percent or more of the outstanding shares of our common stock, by each of our executive officers, by each of our directors, and by all executive officers and directors as a group. Beneficial ownership of shares is determined in accordance with SEC rules and generally includes any shares over which a person exercises sole or shared voting or investment power. The information set forth below, including ownership percentages and voting power percentages, is based on an aggregate of 36,460,254 shares of common stock outstanding as of May 1, 2007. All shares of common stock underlying Series A Preferred Stock or Series B Preferred Stock owned by each person and common stock underlying warrants, stock options or other stock-based awards that are presently exercisable or exercisable within 60 days of the date of this prospectus by each person are deemed to be outstanding and beneficially owned by the person holding the Series A Preferred Stock or Series B Preferred Stock, stock options, warrants, and other stock-based awards respectively, for the purpose of computing the ownership percentage of that person, but are not considered outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, to our knowledge, each person listed in the table below has sole voting and investment power with respect to the shares shown as beneficially owned by such person, except to the extent applicable law gives spouses shared authority. Except as otherwise noted, each shareholder’s address is c/o Celsia Technologies, Inc., 1395 Brickell Avenue, Suite 800, Miami, Florida, 33131.

Non-Management Beneficial Holders

Name And Address Of Beneficial Owners	Shares of Common Stock	Percentage as of March 31, 2007
Hansen Gray & Company, Inc. 6100 Neil Road, Suite 500 Reno, Nevada 89511	8,629,376	23.72%

CHL Investment Partnership 475-1 Gwachundong, Gwachun Shi, Gyeong Gi Do, Republic of Korea 427-080	2,493,505	6.85%

Gryphon Master Fund, LP(1) 100 Crescent Court, Suite 475 Dallas, Texas 75201	4,534,090	11.29%

Invision Company Ltd. (2) CPG Primatrust SA, 12, rue de Saint-Victor 1206 Geneva, Switzerland	5,250,000	12.84%

GSSF Master Fund, LP(3) 100 Crescent Court, Suite 475 Dallas, Texas 75201	2,575,394	6.69%

Officers and Directors

Name And Address Of Executive Officers	Shares of Common Stock	Percentage as of March 31, 2007
Jeong Hyun Lee, Ph.D.(4)	12,663,326	33.59%
Hakan Wretsell(5)	2,152,003	5.85%
Michael Karpheden(6)	1,324,886	3.60%
Greg Osborn(7)	422,221	1.15%
Peter Rugg(8)	178,191	0.49%
David Clarke(9)	93,750	0.26%
Alan Miller(10)	93,750	0.26%
Officers and Directors as a Group(11)	16,928,127	43.24%

(1)	Includes 3,081,818 shares of Series A Preferred Stock, 770,454 shares of common stock and warrants to purchase 681,818 shares of common stock.

(2)	Includes 3,000,000 shares of Series B Preferred Stock, 750,000 shares of common stock and warrants to purchase 1,500,000 shares of common stock.

(3)	Includes 1,749,711 shares of Series A Preferred Stock, 437,426 shares of common stock and warrants to purchase 388,257 shares of common stock.

(4)
Includes (i) 11,348,332 shares of common stock, (ii) options to acquire 217,852 shares of common stock which will be exercisable within sixty (60) days and (iii) warrants to purchase 1,097,142 shares of common stock. Dr. Lee is also the sole general partner of CHL Investment Partnership, and may be deemed to beneficially own the shares held by such entity.

(5)
Includes (i) 1,743,509 shares of common stock and (ii) options to acquire 408,494 shares of common stock which will be exercisable within sixty (60) days. On March 31, 2007, Mr. Wretsell forfeited 435,877 shares of common stock which were scheduled to vest.

(6)
Includes (i) 916,392 shares of common stock and (ii) options to acquire 408,494 shares of common stock which will be exercisable within sixty (60) days. On March 31, 2007, Mr. Karpheden forfeited 305,687 shares of common stock which were scheduled to vest.

(7)
Includes (i) 127,716 shares of common stock, (ii) 211,646 shares of Series A Preferred Stock and (iii) warrants to purchase 82,859 shares of common stock. Mr. Osborn is a Managing Partner of Indigo Ventures LLC, which beneficially owns 1,115,843 shares of our common stock (which includes warrants to purchase 352,578 shares of common stock and 763,265 shares of Series A Preferred Stock).

(8)
Includes (i) 25,543 shares of common stock, (ii) 42,328 shares of Series A Preferred Stock, (iii) options to acquire 93,750 shares of common stock which will be exercisable within sixty (60) days and (iv) warrants to purchase 16,570 shares of common stock.

(9)
Includes options to acquire 93,750 shares of common stock which will be exercisable within sixty (60) days. Mr. Clarke is affiliated with GSB Holdings, Inc., which beneficially owns 506,665 shares of our common stock (which includes (i) 153,259 shares of common stock, (ii) 253,975 shares of Series A Preferred Stock and (iii) warrants to purchase 99,431 shares of common stock).

(10)
Includes options to acquire 93,750 shares of common stock which will be exercisable within sixty (60) days. Mr. Miller is a director of Hansen Gray & Company, Inc., a significant shareholder of the Company, as reported above.

(11)	Seven individuals.

  DESCRIPTION OF CAPITAL STOCK

As of the date of this filing, we have issued and outstanding 36,460,254 shares of common stock, 23,061,505 shares of Series A Preferred Stock, and 3,063,402 shares of Series B Preferred Stock. Our Amended and Restated Articles of Incorporation authorize 150,000,000 shares of common stock and 100,000,000 of preferred stock, 30,000,000 of which has been designated as Series A Preferred Stock and 7,000,000 of which has been designated as Series B Preferred Stock.

Common Stock

Holders of shares of common stock are entitled to dividends as and when declared by our Board of Directors from funds legally available therefor, and upon liquidation, dissolution or winding-up of the Company are entitled to share ratably in all assets remaining after payment of liabilities. We have not paid any dividends nor do we anticipate paying any dividends on our common stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. The holders of shares of common stock do not have preemptive rights, are entitled to one vote for each share of common stock held of record by them, and do not have the right to cumulate their votes for election of directors.

Series A Preferred Stock

Holders of the Series A Preferred Stock are entitled to receive cumulative, compounding dividends in preference to any dividend on our common stock at an annual rate of eight percent (8%), payable as, when and if declared by the Company, in cash or additional shares of Series A Preferred Stock (which shall be valued at the original purchase price per share of $0.88) at our option. The holders of Series A Preferred Stock are entitled to participate pro rata in any dividends paid on the common stock on an as-if-converted basis. In the event of any sale, bankruptcy or dissolution of the Company, the holders of the Series A Preferred Stock are entitled to receive in preference to the holders of the common stock a per share amount equal to the original purchase price plus any accrued and unpaid dividends (the “Liquidation Preference”). After the payment of the Liquidation Preference to the holders of the Series A Preferred Stock, the remaining assets shall be distributed ratably to the holders of the common stock. A merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the pre-transaction shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a sale of the Company.

The holders of the Series A Preferred Stock have the right to convert the Series A Preferred Stock and any accrued dividends, at any time, into shares of common stock. The initial conversion price is $0.88, subject to adjustment as provided below, resulting in an initial conversion rate of 1:1. At our option, the Series A Preferred Stock and any accrued dividends shall be converted into common stock, at the then applicable conversion price, in the event that (i) the holders of at least a majority of the outstanding Series A Preferred Stock consent to such conversion; (ii) we receive $50 million of additional equity based financing after July 11, 2005; or (iii) the common stock is quoted at a price per share equal to three (3) times the then current conversion price of the Series A Preferred Stock for twenty (20) consecutive trading days and such shares are traded at an average daily dollar volume of $250,000 (average share price times the average volume) during the same twenty (20) day trading period.

The conversion price of the Series A Preferred Stock and the exercise price of the Company warrants described in this prospectus are subject to a weighted average antidilution adjustment to reduce dilution in the event that we issue additional equity securities at a purchase price less than the applicable conversion price in the case of the Series A Preferred Stock or the applicable exercise price in the case of the warrants, in each case, subject to certain exceptions. The conversion price is also subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like.

The Series A Preferred Stock votes together with the common stock and not as a separate class except as specifically provided by their terms or as otherwise required by law. Each share of Series A Preferred Stock has a number of votes equal to the number of shares of common stock then issuable upon conversion of such share of Series A Preferred Stock.

So long as fifty percent (50%) or more of the Series A Preferred Stock remains outstanding, the holders of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect two members of our Board of Directors, one of whom will be an independent director. So long as twenty five percent (25%) or more (but less than fifty percent (50%)) of the Series A Preferred Stock remain outstanding, the holders of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect one member of our Board of Directors (whether or not independent). The holders of common stock, voting as a separate class, are entitled to elect two board members.

The consent of the directors elected by the holders of Series A Preferred Stock is required for any action that (i) alters or changes in a material manner the rights, preferences or privileges of the Series A Preferred Stock, (ii) increases or decreases the authorized number of shares of common or preferred stock, (iii) constitutes the incurrence of indebtedness by the Company which possesses rights senior to the Series A Preferred Stock (other than indebtedness incurred in the ordinary course of our business, consistent with past practice, and certain additional exceptions), (iv) creates (by reclassification or otherwise) any new class or series of shares or securities having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock, (v) results in the redemption of any shares of common stock (other than pursuant to equity incentive agreements with service providers giving us the right to repurchase shares upon the termination of services), (vi) results in any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets of the Company are sold; except in the event that the merger, corporate reorganization, sale of control, or sale of all or substantially all of the assets of the Company results in the Series A Preferred Stock receiving three (3) times the amount paid for their Series A Preferred Stock at original issuance, (vii) amends or waives any provision of our Articles of Incorporation or Bylaws relative to the Series A Preferred Stock, or (viii) increases the authorized size of our board. The consent of the directors elected by the holders of the Series A Preferred Stock is also required for certain additional actions until such time as the registration statement of which this prospectus is a part is effective. In addition, (i) the consent of the holders of the Series A Preferred Stock, voting as a separate class, is required in order for us to authorize the issuance of any securities ranking senior to, or pari passu with the Series A Preferred Stock as to the payment of dividends or liquidation preference, and (ii) following the effectiveness of the registration statement of which this prospectus is a part, holders of fifty percent (50%) or more of the Series A Preferred Stock issued as of July 11, 2005 may require us to reincorporate in the State of Delaware.

Series B Preferred Stock

Subject and subordinate to the liquidation rights of the Series A Preferred Stock, in the event of any sale of the Company, the holders of the Series B Preferred Stock shall be entitled to receive in preference to the holders of the common stock a per share amount equal to $1.00 (the “Series B Liquidation Preference”). After the payment of the Series B Liquidation Preference to the holders of the Series B Preferred Stock, the remaining assets of the Company shall be distributed ratably to the holders of the common stock. A merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the pre−transaction shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a sale of the Company.

Subject and subordinate to the liquidation rights of the Series A Preferred Stock, in the event of any bankruptcy filing or dissolution by the Company, the holders of the Series B Preferred Stock shall be entitled to receive in preference to the holders of the common stock a per share amount equal to the Series B Liquidation Preference. After the payment of the Series B Liquidation Preference to the holders of the Series B Preferred Stock, the remaining assets shall be distributed ratably to the holders of the common stock, the Series A Preferred Stock and the Series B Preferred Stock on a common equivalent basis.

The holders of the Series B Preferred Stock have the right to convert the Series B Preferred Stock at any time into shares of common stock at an initial conversion rate of 1:1, subject to adjustment as provided below. At the option of the Company, the Series B Preferred Stock shall be converted into common stock, at the then applicable conversion price, in the event that (i) the holders of at least a majority of the outstanding Series B Preferred Stock consent to such conversion; (ii) all of the holders of the outstanding Series A Preferred Stock convert to common stock; (iii) the Company receives $15 million of additional equity based financing after the Series B Closing Date at three (3) times the then current conversion price of the Series B Preferred Stock; or (iv) the common stock trades at a price per share equal to three (3) times the then current conversion price of the Series B Preferred Stock for 20 consecutive trading days and such shares are traded at an average daily dollar volume of $250,000 (average share price times the average volume) during the same 20 day trading period.

The conversion price of the Series B Preferred Stock and the exercise price of the Series B Warrants are subject to a weighted average antidilution adjustment (based on all outstanding shares of preferred and common stock) to reduce dilution in the event that the Company issues additional equity securities (other than shares issued pursuant to outstanding and reserved employee options and certain other specified issuances) at a purchase price less than the applicable conversion price in the case of the Series B Preferred Stock or the applicable exercise price in the case of the Series B Warrants. The conversion price is also subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like.

The Series B Preferred Stock vote together with the common stock and not as a separate class. Each share of Series B Preferred Stock has a number of votes equal to the number of shares of common stock then issuable upon conversion of such share of Series B Preferred Stock.

  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the acquisition of Celsia Korea and its intellectual property in 2004, Celsia UK agreed to pay CHL Investment Partnership and Hansen Gray a royalty fee equal to two percent (2%) of Company revenues over $25 million, up to an aggregate royalty of $50 million. CHL Investment Partnership receives fifty-seven percent (57%) and Hansen Gray receives forty-three percent (43%) of such royalty. This arrangement is documented in a Revenue Share Agreement dated as of May 18, 2005. At the closing of the Series A Offering, Hansen Gray received a cash advancement of $500,000 against its right to receive these royalty payments from us.

As discussed above in “Business - Financing Activities,” Dr. Lee issued a promissory note for $1,100,000 to iCurie Bridge Funding, LLC, an affiliate of the HG Noteholders, in 2004. Pursuant to the Preferred Stock Purchase Agreement, iCurie Bridge Funding LLC transferred this note to us in exchange for 1,667,000 shares of Series A Preferred Stock (reflecting an approximate twenty-five percent (25%) discount from the per share cash offering price of $0.88 per share). The Company and Dr. Lee then entered into an agreement to, and did, cancel this promissory note in exchange for the transfer of 1,250,000 of Dr. Lee’s shares of our common stock to us (valued at $0.88 per share). This $1,100,000 note constitutes a portion of the $4,600,000 Note conversion referred to in this prospectus.

As discussed above in “Business - Financing Activities,” Hansen Gray issued the $2,500,000 of HG Notes to the HG Noteholders in 2004. Pursuant to the Preferred Stock Purchase Agreement, the HG Noteholders transferred their notes to us in exchange for approximately 3,787,863 shares of Series A Preferred Stock (reflecting an approximate twenty-five percent (25%) discount from the per share cash offering price of $0.88 per share). Hansen Gray then entered into an agreement with us pursuant to which: (i) Hansen Gray cancelled an outstanding note of $1,500,000 previously issued by Celsia UK to Hansen Gray; (ii) we paid an advance of $500,000 to Hansen Gray from amounts payable in the future to Hansen Gray under the Revenue Share Agreement; (iii) Hansen Gary executed a $1,500,000 debenture in favor of the Company; and (iv) secured its obligation under such debenture by its right to receive payments under the Revenue Share Agreement. The $2,500,000 in HG Notes, Dr. Lee’s $1,100,000 note and the $1,000,000 in 2005 Notes, constitute the $4,600,000 Note conversion referred to elsewhere in this prospectus.

Hansen Gray had an outstanding promissory note for $525,000 to Donald Jennings, which was exchanged for 596,591 shares of our common stock otherwise issuable to Hansen Gray pursuant to the share exchange.

Celsia UK owns 527,000 common shares of Hansen Gray, and Hakan Wretsell and Michael Karpheden each own 25,000 common shares and warrants to purchase 129,167 common shares of Hansen Gray (which amounts, in the aggregate, represent approximately one and a half percent (1.5%) of Hansen Gray’s common shares on a fully diluted basis). Dr. Lee owns 2,000,000 common shares of Hansen Gray (which amounts to approximately 3.33% of Hansen Gray’s common shares on a fully diluted basis).

Dr. Lee held an option exercisable for 440,000 shares of Celsia UK common stock, which was converted at the closing of the Series A Offering into a warrant exercisable for 1,097,142 shares of our common stock at an exercise price of $1.09 per share.

Mr. Wretsell, Mr. Karpheden and Dr. Lee were owed aggregate earned but unpaid salaries of $60,414, $45,417 and $120,248, respectively, which were paid at the closing of the Series A Offering. Approximately fifty percent (50%) of these amounts were paid in cash and fifty percent (50%) in shares of common stock (valued at $0.88 per share solely for such compensation purposes and without regard to fair market value).

AVC owns a convertible bond of Celsia Korea with a current outstanding amount of KWON 300,000,000 (approximately $300,000) due December 10, 2007. AVC has waived its conversion and certain other rights under this instrument.

As reported in our 8-K dated August 26, 2005 and filed with the SEC on September 1, 2005, Celsia UK acquired from Mr. Won Gyu Moon the 54,619 shares of common stock of Celsia Korea (approximately 19.8% of Celsia Korea’s common stock) not previously owned by Celsia UK. The purchase price for the shares was 2,046,638,345 KWON (approximately $1.99 million), plus an amount equal to certain transfer taxes in an aggregate amount of approximately 31,009,147 KWON (approximately $30,000), for a total amount payable by us of 2,077,647,492 KWON (approximately $2.02 million). Mr. Moon agreed to acquire the Celsia Korea shares from Ms. Il Han Kim, the wife of Dr. Jeong Hyun Lee, Ph.D., a director of Celsia UK. Ms. Kim in turn agreed to acquire the shares from 14 individuals and entities (the “Minority Shareholders). The transactions between (i) Celsia UK and Mr. Moon, (ii) Mr. Moon and Ms. Kim and (iii) Ms. Kim and the Minority Shareholders were consummated in one closing process, and neither Mr. Moon nor Ms. Kim realized any profit or received any commission or other form of remuneration in connection with the transactions, although Celsia UK agreed to reimburse such individuals for transfer taxes in the amount referred to above.

Indigo Ventures LLC, where Greg Osborn is a managing partner, receives a monthly fee of $15,000 for consulting services.

Director Independence

Each of Alan B. Miller, David H. Clarke and Peter Rugg has been determined to be “independent” under the rules of the Nasdaq stock market.

  SELLING STOCKHOLDERS

The following table details the name of each selling stockholder, the aggregate number of shares of our common stock owned and which may be acquired by the exercise of warrants or Series A Preferred Stock by each selling stockholder, and the number of shares of our common stock that may be offered for resale under this prospectus. We have registered the shares to permit the selling stockholders and their respective permitted transferees or other successors in interest that receive their shares from the selling stockholders after the date of this prospectus to resell the shares. Because each selling stockholder may offer all, some or none of the shares it holds, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no definitive estimate as to the number of shares that will be held by each selling stockholder after the offering can be provided. The selling stockholders may from time to time offer all or some of the shares pursuant to this offering. Pursuant to Rule 416 under the Securities Act of 1933 as amended, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock. The following table has been prepared on the assumption that all shares offered under this prospectus will be sold to parties unaffiliated with the selling stockholders. Assuming all shares offered under this prospectus will be sold, no selling stockholder will own one percent or more of our common stock following this offering. Except as indicated by footnote, none of the selling stockholders has had a significant relationship with us within the past three years, other than as a result of the ownership of our shares or other securities. Except as indicated by footnote, the selling stockholders have sole voting and investment power with their respective shares.

Name	Number of Shares Owned Prior to Offering	Number of Shares which may sold in this Offering	Number of Shares Owned after the Offering
Abraham & Esther Hersh Foundation Inc.	156,815	156,815	0
Alpine Capital Partners, LLC	392,043	392,043	0
Amy R. Daly Revocable Trust	844,871	725,183	119,688
Atlanticcity.com, Inc.	156,815	156,815	0
Axiom Capital Management, Inc.(1)	329,907	329,907	0
Barron, Bruce & Jacqueline	39,203	39,203	0
Barry Zelin(1)	78,407	78,407	0
Basso Fund, Ltd	392,043	392,043	0
Basso Private Opportunity Holding Fund Ltd.	392,043	392,043	0
Belsky, Ira	75,900	75,900	0
BFS US Special Opportunities Trust PLC	784,089	784,089	0
Blank, Marc S.	82,800	82,800	0
Bliss, Stephen	69,000	69,000	0
Bouts, Larry D.	133,517	103,595	29,922
Bracchetti, Guido	51,796	51,796	0
Brachfeld, Eric(1)	34,799	27,318	7,481
Brennan, Lisa	78,407	78,407	0
Brennan, Peter	156,797	156,797	0
Brous, Eric	126,597	126,597	0
Burns, Dale	51,796	51,796	0
Bushido Capital Master Fund, LP	1,176,134	1,176,134	0
Calcagni, Douglas	156,815	156,815	0
Canfield, Michel D.	78,407	78,407	0
Carol Hoffer Revocable Trust	329,315	329,315	0
Casper, John A. & Ann A.	72,516	72,516	0
The Murray Chernick Trust	155,395	155,395	0
Christopher D. Moody Rev. Trust	51,781	51,781	0
Cordillera Fund, L.P.	1,348,279	1,186,700	161,579
Crivelli, Joseph X.	78,407	78,407	0
Damel Partners LP	156,815	156,815	0
Danz, Steven	282,271	282,271	0
Davidowitz, Rosalind	534,079	414,391	119,688
Dietel, Richard A.	66,757	51,796	14,961
DKR Soundshore Oasis Holding Fund Ltd.	784,088	784,088	0
E.S.P. DAS	392,043	392,043	0
Ferguson, Thomas L.	39,203	39,203	0
First Mirage, Inc.	207,195	207,195	0
Frenkel, Leon	235,224	235,224	0
Friedman, Rodd	69,000	69,000	0
Gamma Opportunity Capital Partners, LP Class A	588,066	588,066	0
Gamma Opportunity Capital Partners, LP Class C	588,066	588,066	0

Name	Number of Shares Owned Prior to Offering	Number of Shares which may sold in this Offering	Number of Shares Owned after the Offering

Gilmore, David J. and Arlene H.	78,407	78,407	0
Greenfield, Randy	156,815	156,815	0
Grimes, Ruth S.	141,134	141,134	0
Gross, Gary	81,028	81,028
Gruber, Michael	31,361	31,361	0
Gryphon Master Fund, L.P.	3,763,636	3,763,636	0
GSB Holdings, Inc.	400,559	310,793	89,766
GSSF Master Fund, LP	2,137,965	2,137,965	0
Hamilton, Edward	106,814	82,876	23,938
Howard Tanner & Corey Schneider & Howard Franco	117,612	117,612	0
Iannone, Robert E.	33,379	25,898	7,481
Indigo Ventures, LLC(1)	1,077,706	1,077,706	0
Jordon, David L.(1)	1,278,884	1,129,274	149,610
Jordon, Haley	68,375	68,375	0
Jordon, Jennifer	68,375	68,375	0
Jordon, Shelby	70,445	70,445	0
Kaleky, David	62,156	62,156	0
Kaufman, Thomas Z.	39,203	39,203	0
Khubani, Anand V.	133,517	103,595	29,922
Kramer, Jeffrey & Helen	62,156	62,156	0
Kramer, Sheila G.	156,815	156,815	0
Lewis Opportunity Fund LP	69,000	69,000	0
Little Wing LP	1,309,481	1,309,481	0
Ma, Lianjun	66,757	51,796	14,961
Manngard, Eric & Vincent	267,039	207,195	59,844
Martins, Marcelo	28,902	28,902	0
Marx, III Louis	66,757	51,796	14,961
Mendel Schijueshuurder & Leah Chitrik	14,204	14,204	0
Miltenburg, Andrew T.	313,634	313,634	0
Mittleman, Florence	9,468	9,468	0
Mittleman, Phillip	37,878	37,878	0
Molinsky, Richard	103,595	103,595	0
Neil V. Moody Revocable Trust	155,412	155,412	0
Neugeboren, Edward(1)	173,291	161,322	11,969
O’Gorman, Peter J. & Rosemary A.	133,517	103,595	29,922
Osborn, Gregory J.(1)	348,004	273,199	74,805
P.A.W. Long Term Partners, LP	156,815	156,815	0
Pedersen, Gunnar & Judith	8,522	8,522	0
Petschek, Jay	78,407	78,407	0
Portside Growth and Opportunity Fund	630,226	630,226	0
Professional Traders Fund, LLC	392,043	392,043	0
RCI II Ltd.	741,273	621,585	119,688

Name	Number of Shares Owned Prior to Offering	Number of Shares which may sold in this Offering	Number of Shares Owned after the Offering
Remley, Kevin W.	33,379	25,898	7,481
Renaissance US Growth Investment Trust PLC	784,089	784,089	0
Robinson, James & Elizabeth	26,701	20,717	5,984
Rugg, Peter(2)	66,757	51,796	14,961
Schumsky, Arnold M.	78,407	78,407	0
Schwartz, Philip	80,108	62,156	17,953
Schwartz, Warren & Theresa	39,203	39,203	0
Siegel, David	39,147	39,147	0
Smith, John P. & Kathleen Moran	100,139	77,697	22,442
Snobar Private Trust Co. A/T/F Zatar Trust	681,430	621,586	59,844
Sosonko, Stuart	40,054	31,077	8,977
Stanley Raphael Trust	156,815	156,815	0
Stanley Raphael Trust	51,796	51,796	0
Steinberg, Arthur	156,815	156,815	0
Sullivan, Shirley Rae	51,796	51,796	0
Taney, Richard	11,288	11,288	0
Tiano, Salvatore A.	39,203	39,203	0
Tradewinds Fund Ltd.	258,197	258,197	0
Truxal, William J.	94,695	94,965	0
Tryant, LLC	270,000	270,000	0
Urban, Michael	78,407	78,407	0
Urban, Michael & Sherry	62,156	62,156	0
Valor Capital Management LP	627,271	627,271	0
Voltron Ventures II L.P.	18,938	18,938	0
VonderLinden, George A.	106,814	82,876	23,938
Vozick, David	133,517	103,595	29,922
Vynerib, David	141,785	141,785	0
Weiskopf Silver Co.	400,559	310,793	89,766
Wilder, Sammy	133,517	103,595	29,922
Wolfe, Jeffrey	1103,595	103,595	0
Woodland Partners	156,816	156,816	0

(1) Placement Agent or affiliate thereof.

(2) Director of the Company.

The number of shares set forth in the above table represents an estimate of the number of shares of common stock to be offered by the selling shareholder, based on the conversion rate of the Series A Preferred and the exercise prices of the warrants. This prospectus covers the sale of 31,818,929 of the shares of common stock we expect to be issued to the selling shareholders based on such conversion and exercise prices, plus 127,272 shares of our common stock currently held by a selling shareholder. The actual number of shares of common stock issuable upon conversion of Series A Preferred Stock and the exercise of the warrants are subject to adjustment. Therefore, the actual number of shares could be less or more than this estimate depending on several unpredictable factors. We have therefore registered, under a registration statement on Form SB-2 of which this prospectus is a part, 1,606,971 more shares than are covered by this prospectus to account for potential adjustments. These additional shares may only be sold by the selling shareholder after we reflect the change in the number of shares offered in a supplement to this prospectus.

  PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholders; or

•	through broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

The selling stockholders and any broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. As a result, any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were deemed to be an underwriter, the selling stockholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended.

If the common stock is sold through broker-dealers or agents, the selling stockholders will be responsible for agents’ commissions. The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the OTC Bulletin Board;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

In connection with the sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver the common stock to close out short positions, or loan or pledge the underlying common stock to broker-dealers that, in turn, may sell the common stock.

To our knowledge, there are currently no plans, arrangements or understandings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. The selling stockholders may decide not to sell all or a portion of the common stock offered by them pursuant to this prospectus. In addition, any selling stockholder may transfer, devise or give the common stock by other means not described in this prospectus. Any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 or Rule 144A under the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered pursuant to this prospectus will be the purchase price of such common stock less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with its agents from time to time, reject, in whole or part, any proposed purchase of common stock to be made directly or through its agents. We will not receive any of the proceeds from this offering.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “CSAT.OB.”

The selling stockholders and any other persons participating in the distribution of the common stock will be subject to the Exchange Act and the rules and regulations thereunder. The Exchange Act rules include, without limitation, Regulation M, which may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability to engage in market-making activities with respect to the common stock.

If required with respect to a particular offering of the common stock, the name of the selling stockholders, the purchase price and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts related to the particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

Under the Registration Rights Agreement, we agreed to cause the registration statement of which this prospectus is a part to be declared effective by the SEC not later than one hundred twenty (120) days following July 11, 2005. We are paying all registration expenses in connection with the registration statement of which this prospectus is a part, exclusive of all underwriting discounts and commissions and transfer taxes, if any, and documentary stamp taxes, if any, relating to the disposition of the selling stockholder’s shares. We are required to maintain the effectiveness of the registration statement for one (1) year and use our best efforts to maintain its effectiveness for two (2) years, or such earlier time as all of the shares of common stock to be offered pursuant to the registration statement have been sold.

We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and other material events, subject to certain limitations set forth in the Registration Rights Agreement. We also agreed to pay liquidated damages to the selling stockholders if the registration statement of which this prospectus is a part is not timely filed or made effective.

Under the Registration Rights Agreement, we and the selling stockholders have each agreed to indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

  LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed on by DLA Piper US LLP.

  EXPERTS

Celsia UK was formed in early 2004, and during 2004 acquired the intellectual property and 80.2% of the outstanding common stock of Celsia Korea. In July 2005, Celsia UK entered into a share for share exchange with Cedar Mountain Distributors, Inc. (a public shell) in a transaction accounted for as a reverse acquisition with Celsia UK being the accounting acquirer and the continuing entity. Cedar Mountain Distributors, Inc. then changed its name to iCurie, Inc. The remaining 19.8% of the outstanding common stock of Celsia Korea was acquired by Celsia UK on September 1, 2005.

The audited financial statements included in this prospectus include the 2006 and 2005 consolidated operations of the Company. The consolidated financial statements of the Registrant as of December 31, 2006 and for the years ended December 31, 2005 and 2006 included in this prospectus have been audited by PKF, Certified Public Accountants, a Professional Corporation, an independent registered public accounting firm, as stated in their report appearing herein and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  WHERE YOU CAN GET MORE INFORMATION

This prospectus is part of a Registration Statement on Form SB-2 that we are filing with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC.

We file annual, quarterly and current reports, and other information with the SEC. Our File Number is 333-64840.

You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:

100 F Street, N.E.
Washington, D.C. 20549

You may call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s web site at http://www.sec.gov.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or solicit an offer to buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

INDEX TO FINANCIAL STATEMENTS

Celsia Technologies Inc. and Subsidiaries
Consolidated Financial Statements
Years Ended December 31, 2006 and 2005

Page

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Consolidated Balance Sheet as of December 31, 2006	F-2

Consolidated Statements of Operations for the years ended December 31, 2006 and 2005	F-3

Consolidated Statement of Stockholders' Equity for the years ended December 31, 2006 and 2005	F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005	F-5

Notes to Consolidated Financial Statements	F-6-13

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Celsia Technologies, Inc.

We have audited the consolidated balance sheet of Celsia Technologies, Inc. (formerly iCurie, Inc.) as of December 31, 2006, and the related consolidated statements of operations, stockholder’s equity (deficit) and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celsia Technologies, Inc. at December 31, 2006, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

As described in note 4 of the Notes to the Consolidated Financial Statements, Celsia Technologies, Inc. adopted Statement of Financial Accounting Standards No. 123(R), “Shared Based Payment,” effective January 1, 2006.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in note 1, at December 31, 2006 the Company and its subsidiaries have commenced limited revenue producing operations and have an accumulated deficit of $23,736,817. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management’s plans in regard to its future operations are also discussed in notes 1 and 6.

PKF

Certified Public Accountants
A Professional Corporation

March 23, 2007
New York, NY

Celsia Technologies, Inc. and Subsidiaries
Consolidated Balance Sheet
as of December 31, 2006
(US Dollars)

Assets
Current Assets
Cash and cash equivalents	$295,400
Receivable	55,452
Inventory	128,513
Prepaid expenses	34,292
Other	40,627
Total current assets	554,284

Guarantee deposits	130,806
Advance payments	135,103

Furniture and equipment, net (note 1)	693,972
Royalty Advance (note 3)	500,000
Other	25,624

Total assets	$2,039,789

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$420,770
Bond Payable (note 5)	302,305
Accrued expenses
Payroll and Related	1,293,616
Other	96,810
Other	19,624
Total current liabilities	2,133,125

Accrual for Employee Retirement Benefits (note 3)	147,112

Total liabilities	2,280,237

Stockholders' equity (deficit) (note 4)
Preferred Stock, Series A; $.001 par value; 30,000,000 shares authorized; 23,061,505 issued and outstanding	23,061
Preferred Stock, Series B; $.001 par value; 7,000,000 shares authorized; 3,063,402 issued and outstanding	3,063
Common stock; $.001 par value; 150,000,000 shares authorized; 36,382,038 issued and outstanding	36,382
Common stock Subscribed	3,069
Additional paid-in-capital	23,549,358
Other comprehensive loss	(118,564)
Accumulated (deficit)	(23,736,817)
Total stockholders' equity (deficit)	(240,448)

Total liabilities and stockholders' equity (deficit)	$2,039,789

See notes to consolidated financial statements

Celsia Technologies, Inc. and Subsidiaries
Consolidated Statements of Operations
(US Dollars)

	Years Ended
	December 31,
	2006	2005

Revenue	$104,085	$19,132

Costs and expenses
Cost of Sales	713,526	124,957
Selling and Administrative expenses (note 4)	6,133,966	6,362,542
Depreciation	34,601	95,287
Amortization of deferred financing cost (note 1)	-	311,323
Miscellaneous (income) expense	(56,071)	26,141
Total costs and expenses	6,826,022	6,920,250

Operating (loss)	(6,721,937)	(6,901,118)

Other income (expenses)
Loss on disposal of furniture and equipment	(45,900)	-
Loss on Investment	(110,670)	(105,903)
Interest and other income	140,208	100,324
Interest expense (note 5)	(29,920)	(266,781)

Total other income (expenses)	(46,282)	(272,360)

Net (loss)	$(6,768,219)	$(7,173,478)

Dividend on Series A Preferred Stock (Note 4)	$(3,447,088)	$(651,489)

Net Loss Attributable to Common Shareholders	$(10,215,307)	$(7,824,967)

Net Loss per Share:
Basic and Diluted	$(0.32)	$(0.29)
Weighted Average Shares Outstanding
Basic and Diluted	31,509,898	26,954,611

See notes to consolidated financial statements

Celsia Technologies, Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity
for the Years Ended December 31, 2006 and 2005

						Other
	Common &	Additional	Common		Unearned	Comprehensive
	Preferred Stock	Paid-in Capital	Stock Subscribed	Offering Costs	Stock Compensation	Income (Loss)	Accumulated (Deficit)	Total

Balance @ December 31, 2004	$1	$2,478,483	$3,000,000	$(258,813)	$-	$(53,355)	$(6,468,111)	$(1,301,795)

Capital stock subscribed	1,631,631	1,220,199	(3,000,000)	258,813	-	-	-	110,643

Debt beneficial conversion feature	-	192,959	-	-	-	-	-	192,959

Effects of July Recapitalization	(1,606,596)	1,641,440	-	-	-	-	-	34,844

Issued Preferred stock, series A	20,995	10,454,336	-	-	-	-	-	10,475,331

Issued Preferred stock, series B	3,063	2,835,457	-	-	-	-	-	2,838,520

Stock compensation (common)	4,281	339,063	167	-	(114,660)	-	-	228,851

Foreign currency translation	-	-	-	-	-	(24,077)	-	(24,077)

Net loss for the year	-	-	-	-	-	-	(7,173,478)	(7,173,478)

Balance @ December 31, 2005	$53,375	$19,161,937	$167	$-	$(114,660)	$(77,432)	$(13,641,589)	$5,381,798

Apply Deferred Compensation against Paid in Capital	-	(114,660)	-	-	114,660	-	-	-

Stock Compensation (Common)	(77)	281,669	2,902	-	-	-	-	284,494

Registration Rights Penalty	970	901,641	-	-	-	-	-	902,611

Series A Dividend	1,675	1,553,027	-	-	-	-	(1,554,702)	-

Common Stock Dividend	6,563	1,765,744	-	-	-	-	(1,772,307)	-

Foreign currency translation	-	-	-	-	-	(41,132)	-	(41,132)

Net loss for the year	-	-	-	-	-	-	(6,768,219)	(6,768,219)

Balance @ December 31, 2006	$62,506	$23,549,358	$3,069	$-	$-	$(118,564)	$(23,736,817)	$(240,448)

See notes to consolidated financial statements

Celsia Technologies, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(US Dollars)

	Years Ended
	December 31,
	2006	2005
Cash flows from operating activities:
Net (loss)	$(6,768,219)	$(7,173,478)
Adjustments to reconcile net (loss) to net cash (used)
by operating activities:
Depreciation	34,601	95,287
Amortization	-	311,323
Beneficial conversion feature on long-term debt	-	192,959
Loss on Investment	110,670	105,903
Finders Fee Settlement	-	38,219
Accrued Registration Rights Penalty settled with Preferred Stock	902,611	-
Stock Based Compensation	284,494	228,851
Loss on Disposal of Furniture and Equipment	45,900	-
Changes to certain other accounts:
Receivable	40,117	(58,570)
Inventory	(128,513)	-
Advance payments	(10,158)	(79,919)
Prepaid expenses	4,708	(34,238)
Royalty Advance	-	(500,000)
Accounts payable	(34,282)	160,486
Accrued expenses	104,946	730,124
Accrual for Employee Retirement Benefits	147,112	-
Other	(72,249)	10,606
Net cash (used) by operating activities	(5,338,262)	(5,972,447)

Cash flows from investing activities:
Acquisition of Subsidiary	-	(2,025,344)
Deposits	(3,430)	(78,270)
Redemption of short-term financial instrument	-	19,322
Purchase of furniture and equipment	(141,191)	(551,948)
Net cash (used) by investing activities	(144,621)	(2,636,240)

Cash flows from financing activities:
Short-term borrowings	(231,683)	(408,826)
Long-term borrowings	-	1,003,162
Deferred financing fees	-	(100,000)
Repurchase of common stock	-	(214,000)
Net proceeds from the issuance of preferred series A stock	-	12,482,865
Net proceeds from the issuance of preferred series B stock	-	3,063,402
Repayment of convertible bond	-	7,203
Offering Costs	-	(2,234,197)
Net cash (used) provided by financing activities	(231,683)	13,599,609

Net (decrease) increase in cash and cash equivalents	(5,714,566)	4,990,922

Cash and cash equivalents - beginning of period	6,009,966	1,019,044

Cash and cash equivalents - end of period	$295,400	$6,009,966

Supplemental cash flow disclosure
Noncash financing activity

During 2006 the Company issued Preferred Stock as a Preferred
Stock Dividend	$1,554,702	$-

During 2006 the Company issued Common Stock as a Preferred
Stock Dividend	$1,772,307	$-

During 2006 the Company issued Preferred Stock Series A Shares
to settle the Registration Rights Penalty	$902,611	$-

During 2006 and 2005 the Company recorded stock compensation
arrangements for certain employees and directors	$284,494	$343,512

During 2006 Preferred Shares were converted into Common Shares	$560	$-

During 2005 the Company recorded a beneficial conversion feature
on certain Long-term debt.	-	$192,959

During 2005 the Company converted debt issued by the
UK subsidiary into Preferred Stock in the US Parent	$-	$2,500,000

During 2005 the Company converted equity issued by the
UK subsidiary into Preferred Stock in the US Parent	$-	$1,000,000

During 2005 the Company converted a personal promissory
note, collateralized by the Company's Common Stock, into
Preferred Stock in the US Parent	$-	$1,100,000

Cash paid during the year for interest	$6,439	$43,562

See notes to consolidated financial statements

Celsia Technologies, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006

Note 1 - Summary of significant accounting policies

Organization

Celsia Technologies, Inc. (the "Company" or "Celsia"), a US Corporation, is formerly known as iCurie, Inc. Celsia's operations consist of research, development, and commercialization of next-generation cooling solutions. The Company was founded in 2000 to address the emerging heat problem that now threatens the development of higher-performing microelectronic products. Celsia anticipates being the first Company to take this innovative thermal management technology from the laboratory to high volume manufacturing, and operate as both a licensor of the technology and a vertically integrated provider of customized applications.

The Company's corporate headquarters is located in Miami, USA with subsidiaries in London, United Kingdom and Seoul, South Korea. Our Design and Manufacturing operations are based in Seoul. Our patented NanoSpreader™ is a completely new alternative to conventional cooling devices. By utilizing a nano scale environment, the laws of physics are manipulated enabling our cooling technology to be thinner, lighter and deliver significantly higher thermal conductivity (heat transfer capacity) versus conventional options such as Heat Pipes. And, we can supply our plate-shaped heat spreaders in virtually any shape that a design engineer requires. As a result, customers should be able to achieve improved product performance without trading off size, weight or cost considerations.

Celsia Technologies, Inc.'s subsidiaries consist of (i) Celsia Technologies UK Limited ("UK Subsidiary"), a United Kingdom Company formerly known as iCurie Lab Holdings Limited, and (ii) Celsia Technologies Korea, Inc. ("Korea Subsidiary"), a Korean Company formerly known as iCurie Lab, Inc. In consolidation, all significant intercompany balances and transactions have been eliminated.

Financial reporting

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Although these statements are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results could differ from those estimates.

Significant estimates required to be made by management include the valuation of investments, prepaid royalties, equity securities issued, and registration rights.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company and its Subsidiaries have recently commenced limited revenue producing operations and have sustained accumulated losses since inception of approximately $23.7 million. The Company and its Subsidiaries have funded operations through equity and debt financing since inception. All these factors raise substantial doubt over the Company's ability to continue as a going concern.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including time deposits, which are readily convertible into known amounts of cash and have an original maturity of three months or less. The Company and its Subsidiary's cash and cash equivalents are maintained in banks and financial institutions in the United States, United Kingdom and South Korea, and they have not experienced any losses on their cash balances.

Inventory

Inventory consists of finished goods ready to be sold to customers. Inventories are carried at the lower of cost or market value.

Investment

The UK Subsidiary owns 527,000 shares of an entity affiliated through common management. During 2006, the Company recorded a $110,670 loss on investment to bring its carry basis down to its estimated net realizable value. These shares have been fully reserved and carry a book value of $ 0 as of December 31, 2006.

Revenue recognition

The Company's policy is to record revenue as earned when the following attributes are met.

-      Persuasive evidence of a sale arrangement exists.

-      Delivery has occurred to the customers.

-     The sales price to the customer is fixed or determinable.

-     Collection is reasonably assured.

The Company recognized revenues of $104,085 and $19,132 for the twelve months ended December 31, 2006 and 2005, respectively, from customer orders for test samples and commercial deliveries.

Deferred costs

In connection with obtaining debt and equity financing, the UK subsidiary incurred placement agent fees from a third party equal to 10% of the amount financed. Deferred financing costs incurred in connection with long-term financing amounted to $329,406 and were being amortized on a straight-line basis over the stated term of the loans. The long-term debt financing arrangement has been converted to preferred stock and, therefore, the Company has no additional financing fees related to this transaction. Amortization expense for the year ended December 31, 2006 and 2005 amounted to $0 and $311,323, respectively.

Furniture and equipment

Furniture and equipment at December 31, 2006 are summarized as follows:

Vehicles	$54,157
Machinery	625,659
Furniture and fixtures	344,774
1,024,590
Accumulated depreciation	(330,618)
$693,972

Furniture and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized. Depreciation is computed using the straight-line method over the estimated life of five years for machinery and equipment, furniture and fixtures, and vehicles. Depreciation expense for the year ended December 31, 2006 and 2005 amounted to $34,601 and $95,287, respectively.

Net Loss per Share

Basic Loss per share is computed by dividing net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares plus the dilutive effect of convertible preferred shares and outstanding options and warrants. Approximately 23 million and 3 million shares to be issued upon conversion of Series A and Series B, respectively, Preferred Shares were excluded from the calculation of diluted earnings per share for the year ended December 31, 2006, respectively, because they were anti-dilutive. Approximately 21 million and 3 million shares to be issued upon conversion of Series A and Series B, respectively, Preferred Shares were excluded from the calculation of diluted earnings per share for the year ended December 31, 2005, respectively, because they were anti-dilutive.

Long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized, based on the fair value of the asset.

Business risks

The Company is subject to the risks associated with start-up and high growth companies such as the risks of raising adequate capital, producing profitable operations, and operating in various countries through-out the world.

Research and development costs

Research and development costs are expensed as incurred and amounted to $747,588 and $809,033 for the years ended December 31, 2006 and 2005, respectively.

Foreign currency translation

The reporting and functional currency of the Company and its UK Subsidiary is the U.S. Dollar, while the functional currency of Korea Subsidiary is the Korean Won.

The assets and liabilities of the Korea Subsidiary have been translated into U.S. Dollars at the prevailing period-end rate of exchange, while the related income and expense items were translated at the average rate of exchange during the period. The resulting translation adjustments are accumulated in a separate component of stockholders' equity (deficit).

The Company follows Financial Accounting Standards No. 130 (SFAS 130) "Reporting Comprehensive Income." SFAS 130 requires a Company to report comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) includes the change in equity during a period from transactions and other events and circumstances from non-owner sources, such as unrealized gains (losses) on foreign currency translation adjustments. Changes in unrealized foreign currency translation gains (losses) during 2006 and 2005 amounted to $(41,132) and $(24,077), respectively. Accordingly, comprehensive loss for the years ended December 31, 2006 and 2005 amounted to $6,809,351 and $7,197,555, respectively.

Fair value of financial instruments

The Company's cash, receivables, accounts payable, short-term debt, and bonds payable represent financial instruments whose carrying amounts reasonably approximate their fair value.

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which provides clarification related to the process associated with accounting for uncertain tax positions recognized in consolidated financial statements. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance related to, among other things, classification, accounting for interest and penalties associated with tax positions, and disclosure requirements. The Company is required to adopt FIN 48 on January 1, 2008, although early adoption is permitted. Celsia is currently evaluating the impact of adopting FIN 48 on it's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective beginning the first fiscal year that begins after November 15, 2007. The Company is required to adopt SFAS No. 157 on January 1, 2008, although earlier adoption is permitted. Celsia is currently evaluating the impact of adopting SFAS No. 157 on it's consolidated financial statements.

In September 2006, FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single employer benefit plans to (1) recognize the funded status of the benefit in its statement of financial position, (2) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year end statement of financial position and (4) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs on credits, and transition asset or obligations. The Company plans to adopt SFAS No. 158 effective at the end of the Company’s fiscal year ending December 31, 2007. Celsia expects that the adoption of SFAS No. 158 will have no effect on it's consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. This bulletin requires companies to consider the effect of prior year misstatements for past and current financials statements when determining the materiality of these misstatements, and to make appropriate adjustments to the financial statements and related disclosures accordingly. This requirement is in effect for all companies with fiscal years ending on or before November 15, 2006. The Company adopted SAB No. 108 during the fourth quarter of 2006. Celsia has reviewed its prior year financial statements and determined that no adjustments are required for the current year.

Note 2 - Income Taxes

The Company recognizes deferred tax assets and liabilities created by temporary differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets and liabilities are computed on such temporary differences, including available net operating loss carry forwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized.

The Company currently operates in the United States, while its Subsidiaries operate in the United Kingdom and South Korea. Operating loss carryforwards in the United States approximated $8,000,000 at December 31, 2006, and can be carried forward for 20 years, expiring in the years 2025-2026. Operating loss carryforwards in the United Kingdom  approximated $9,000,000 at December 31, 2006, and can be carried forward indefinitely, provided the Company (i) doesn't cease operations and (ii) doesn't change its business nature, while operating loss carryforwards in South Korea approximated $4,300,000 at December 31, 2006, and expire in the years 2007-2011. The Company has a deferred tax asset of approximately $6,700,000 and has recorded a full valuation allowance against the deferred tax asset resulting from these tax loss carry-forwards.

Note 3 - Commitments

Operating Leases

The Company has two leases in Seoul, Korea for its pilot plant, as well as for its administrative and research office. One lease expires in March 2008 and the other in July 2007. As of December 31, 2006, the minimum future rental commitments under all non-cancelable operating leases with terms greater than one year, are as follows:

Year Ending December 31,
2007	$113,832
2008	$13,871
$127,703

Rent expense for the year ended December 31, 2006 and 2005 amounted to $98,387 and $100,421, respectively.

Employment contracts

The Corporation has entered into employment agreements with 19 of its officers / employees for terms ranging between one and two years. Under the terms of the contracts these officers / employees are entitled to minimum compensation of approximately $1,200,000 in 2007 and $230,000 in 2008. In addition, some agreements provide for bonuses and stock option based upon performance criteria as defined in the respective agreements.

Accrual for Employment Retirement Benefits

The Company has recorded a liability of $147,112 at December 31, 2006, as a result of a recent legal decision by the Korean Supreme Court related to employment benefits. The Company believes that this potential liability will not be paid within the current year, and it has therefore been recorded as a long term liability.

Commitments to a third party

According to an agreement between the Korea Subsidiary and Sae Han IT, on May 21, 2004, The Korea Subsidiary is to provide 25 percent of gross margin to B.A.C. Network (BAC) from the micro cooling systems business for 3 years from the initial sales to include only LG Electronics, LGIBM, and others to which LG Electronics and LGIBM will supply the Company's products. Gross margin is determined based on the difference between suppliers' unit cost and selling price to purchaser. Through December 31, 2006, no qualifying sales have occurred.

Royalty Agreement

On May 18, 2005, the UK Subsidiary entered into a Royalty Agreement with CHL Investment Partnership ("CHL") and Hansen Gray & Company, Inc. ("Hansen Gray"). The terms of the agreement call for a payment of 1.14% and 0.86% of revenue to CHL and Hansen Gray, respectively, once the UK Subsidiary's revenue exceeds $25 million. The agreement is terminated once the aggregate payment to CHL and Hansen Gray totals $50 million. During 2005, the Company paid a Royalty Advance to Hansen Gray totaling $500,000 which is recorded as a royalty advance.

CHL is an organization in which Dr. Jeong Hyun Lee (the Company's Director) holds an interest in. Hansen Gray is an entity affiliated through common management.

Registration Rights

The Company entered into a registration rights agreement with the Preferred Series A Share Holders dated July 11, 2005. Under the terms of the Registration Rights Agreement, if a registration statement is not filed within 60 days of July 11, 2005 or declared effective within 120 days of July 11, 2005 (each a "Non-registration Event"), then for each 30 day period during the pendancy of such a Non- Registration Event, the company is required to pay to the selling shareholders liquidated damages in an amount equal to one percent (1%) of the aggregated price such selling shareholders paid for the Company's series A Preferred stock (deemed to be $0.88 per share), which the company may pay in cash or additional shares of series A Preferred Stock (valued at $0.88 per share), at the company's option. The registration statement was filed on October 6, 2005 and was declared effective on April 17, 2006. At December 31, 2005, the Company accrued $923,790 as an estimate of the registration rights penalty, which amount is included in selling and administrative expenses in the accompanying 2005 financial statements. On August 10, 2006, the Company issued 970,550 Series A Preferred Shares valued at $902,611 to Preferred Series A Share Holders in settlement of the Registration Rights Penalty. Hansen Gray and CHL have certain registration rights, and the holders of the Series A Preferred Shares have certain continuing rights under this Registration Rights Agreement.

The Company entered into a registration rights agreement with the preferred series B share holders dated December 16, 2005. Under the terms of the Registration Rights Agreement, the Company is required to use its best efforts to file a Registration Statement covering the underlying Common Stock within six months after the Company's Registration Statement on Form SB-2 (SEC File No. 333-128856) is declared effective. The Company is required to maintain the effectiveness of the Initial Registration Statement through the first anniversary of the Closing Date and shall use its best efforts to maintain the effectiveness of the Initial Registration Statement through the second anniversary of the Closing Date.

Note 4 - Stockholders' equity

Capital stock

At December 31, 2006, the Company had an authorized number of shares of 150,000,000 Common Shares and 100,000,000 of Preferred Shares, 30,000,000 of which has been designated as Preferred Series A Shares and 7,000,000 of which has been designated Preferred Series B Shares. The total issued and outstanding shares were 36,382,402 Common Shares, 23,061,505 Preferred Series A Shares, and 3,063,402 Preferred Series B Shares.

During the year ended Deember 31, 2006, 560,030 shares of Preferred Series A were converted to Common Shares at a rate of 1:1. On September 30, 2006, the Company issued 6,564,104 common shares (valued at $1,772,307) to Series A and Series B Preferred Shareholders as a 25% common stock dividend.

Share Exchange Agreement and Series A Offering

Effective as of July 8, 2005, Cedar Mountain Distributors, Inc. entered into a Share Exchange Agreement with the shareholders of iCurie Lab Holdings Limited, a UK Company, and certain additional parties. Immediately prior to the execution of the Share Exchange Agreement 3,050,001 shares of Cedar Mountain common stock were cancelled (the "Common Stock Cancellation") pursuant to agreements between Cedar Mountain and certain shareholders of Cedar Mountain (including the then sole officer and director of Cedar Mountain) for aggregate consideration of $214,000. After the Common Stock Cancellation, 1,350,023 shares of Cedar Mountain remained issued and outstanding. Upon the consummation of the transactions contemplated by the Share Exchange Agreement on July 8, 2005, (i) Cedar Mountain acquired all of the outstanding shares of iCurie UK (resulting in iCurie UK becoming a wholly owned subsidiary of Cedar Mountain), (ii) Cedar Mountain issued 24,935,047 shares of common stock to the shareholders of iCurie UK and certain of their assigns, which represented 94.864% of the issued and outstanding shares of Cedar Mountain common stock, (iii) the sole director and executive officer of Cedar Mountain resigned, (iv) directors and officers associated with iCurie UK were appointed as directors and officers of Cedar Mountain, (v) Amended and Restated Articles of Incorporation of Cedar Mountain were approved and filed which, among other things, changed the name of Cedar Mountain to iCurie, Inc., and authorized 30,000,000 shares of Series A Preferred Stock; and (vi) the new directors approved and adopted Amended and Restated Bylaws of iCurie, Inc.

The Share Exchange between the shareholders of iCurie UK, a private company, with Cedar Mountain, a non-operating public shell with nominal assets, was accounted for as an equity transaction. The stock retained by the shareholders of Cedar Mountain has been adjusted to reflect the financing transaction with the proceeds equal to the net asset value of Cedar Mountain immediately prior to the acquisition and the equity of iCurie has been adjusted to reflect a recapitalization whereby the prior retained earnings of Cedar Mountain were eliminated. This resulted in an adjustment to common stock and additional paid in capital to arrive at the net asset value of Cedar Mountain of $34,844. This amount has been reflected in the statement of stockholder’s equity as the effects of the July recapitalization of iCurie. No goodwill or other intangible asset has been recorded in connection with the share exchange. The historical financial statements of Cedar Mountain (which has since changed its name to iCurie, Inc) has become the historical financial statements of iCurie UK.

Effective as of July 11, 2005, iCurie, Inc. issued 20,995,239 shares of Series A Preferred Stock, together with warrants exercisable for a total of 6,441,895 shares of iCurie, Inc. common stock at prices ranging from $0.88 - $1.32, to various parties in exchange for approximately $12.48 million in cash (at a cash price of $0.88 per share of Series A Preferred Stock) and the transfer of $4.6 million of previously issued promissory notes issued by various parties. Certain of the promissory notes carried beneficial conversion features and as a result, during the year ended December 31, 2005, the Company recorded additional interest expense of $192,959. (These transactions are collectively referred as the “Series A Offering”). The Series A Offering was effectuated pursuant to Subscription Agreements (in the case of cash sales) and a Preferred Stock Purchase Agreement (in the case of the issuance of Series A Preferred Stock for promissory notes) between iCurie, Inc. and the stock recipients, each effective as of July 11, 2005. In connection with the Series A Offering, iCurie, Inc. also entered into a Registration Rights Agreement dated as of July 11, 2005 with the Company's shareholders, Series A Shareholders, and certain additional parties (see note 3).

In addition to the warrants issued together with Series A Preferred Stock, 681,018 warrants for common stock and 1,364,528 warrants for preferred (Series A) stock were issued to placement agents.

Pursuant to the Share Exchange Agreement, the Company agreed to assume the obligations of iCurie UK under a Placement Agent Agreement between iCurie UK, Indigo Securities LLC and Axiom Capital Management Inc. (Indigo and Axiom are collectively referred to as the “Placement Agent”), pursuant to which the Placement Agent was compensated by the Company for its services in connection with the Share Exchange Agreement and the Series A Offering. In connection with the Share Exchange Agreement and Series A Offering, the Company also granted warrants exercisable for a total of 270,000 shares of iCurie, Inc. common stock to a party that identified Cedar Mountain as a potential participant in the share exchange.

In connection with the Share Exchange Closing and Series A Offering, (i) certain executive officers entered into employment agreements, (ii) iCurie, Inc. advanced a major shareholder $500,000 (see Note 3) payable under a pre-existing revenue sharing agreement and entered into certain related transactions with such shareholder, (iii) iCurie, Inc. cancelled a $1.1 million promissory note made by an executive officer in exchange for 1.25 million shares of common stock of the Company owned by such officer, (iv) an option for 440,000 shares of the Company's common stock held by an executive officer was cancelled in exchange for a warrant to purchase 1,097,142 shares of iCurie, Inc. common stock, (v) iCurie, Inc. executive officers were paid certain accrued but previously unpaid salaries in cash and shares of iCurie, Inc. common stock and (vi) an executive officer agreed to indemnify iCurie, Inc. against certain liabilities.

Terms of Series A Preferred

In the event of any sale or dissolution of the Company, the holders of the Series A Preferred shall be entitled to receive in preference to the holders of the Series B and Common Stock a per share amount equal to $0.88 plus any accrued, unpaid dividends. The holders of the Series A Preferred have the right to convert the Series A Preferred at any time into shares of Common Stock at an initial conversion rate of 1:1, as defined. At the option of the Company, if certain criteria as defined in the agreement are met, the Series A Preferred can be converted into Common Stock. The conversion price of the Series A Preferred is subject to a weighted average antidilution adjustment. The Series A Preferred vote together with the Common Stock and not as a separate class. Each share of Series A Preferred has a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series A Preferred. So long as 50% or more of the Series A Preferred Stock remains outstanding, the holders of the Series A Preferred Stock are entitled to elect two directors of the Company, and so long as 25% or more of the Series A Preferred Stock remain outstanding, the holders of the Series A Preferred Stock are entitled to elect one director of the Company. The directors elected by the Series A Preferred Stock and the holders of the Series A Preferred Stock each have approval rights over specified corporate actions. Subject to certain exceptions, in the event the Company proposes to offer or sell any new securities, the Company shall first make an offering of such new securities to each holder of Series A Preferred Stock.

The holders of Series A Preferred Stock are entitled to receive cumulative, compounding dividends at a rate of eight percent (8%) per annum as, when and if declared by the Board of Directors of the Company. The dividends may be paid in cash or shares of Series A Preferred Stock (valued at original issue price) at the sole discretion of the Company. Holders of Series A Preferred Stock also receive on an as-converted basis any distributions paid on the common stock. No dividends may be paid on common stock unless all unpaid cumulative dividends on the Series A Preferred Stock are paid. On August 10, 2006, the Company issued approximately 1,700,000 shares of Series A Preferred Stock as dividends to all holders of record on July 11, 2006, valued at approximately $1,500,000. As of December 31, 2006, accumulated, undeclared dividends on the Series A Preferred Shares totaled approximately $770,000.

Terms of Series B Preferred

Subject and subordinate to the liquidation rights of the Company’s Series A Preferred Stock, the holders of the Series B Preferred shall be entitled to receive in preference to the holders of the Common Stock a per share amount equal to $1.00, in the event of any sale or dissolution of the Company. The holders of the Series B Preferred have the right to convert the Series B Preferred at any time into shares of Common Stock at an initial conversion rate of 1:1, as defined. At the option of the Company, if certain criteria as defined in the agreement are met, the Series B Preferred can be converted into Common Stock. The conversion price of the Series B Preferred and the exercise price of the Warrants which accompanied the Preferred Stock are subject to a weighted average antidilution adjustment. The Series B Preferred vote together with the Common Stock and not as a separate class. Each share of Series B Preferred has a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series B Preferred. The Series B Preferred does not carry any dividend.

Stock Compensation

During the years ended December 31, 2006 and 2005, the Company has granted approximately 7.3 million of its common stock to employees and others, of which approximately 4.2 million common shares have vested. These shares issuances were valued between $0.07-0.50 based upon management's estimate of the fair value of the common stock on the date of issuance. These stocks grants have certain vesting provisions through May 2009. During the year ended December 31, 2006, approximately 1.4 million shares have vested and a charge to compensation expense of $148,075 and $228,851 was recorded during the year ended December 31, 2006 and 2005 respectively. The remaining unvested shares totaling $576,807 at December 31, 2006 will be amortized in future periods.

Employee Stock Options

On January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment,” using the modified prospective method. Consequently, for the year ended December 31, 2006, the Company’s results of operations reflected compensation expense for new stock options granted and vested under its stock incentive plans during the fiscal year 2006 and the unvested portion of previous stock option grants which vested during the fiscal year 2006. The amount recognized in the financial statements related to stock-based compensation was $150,718 for the year ended December 31, 2006. The Company considers voluntary termination behavior as well as trends of actual option forfeitures when estimating its forfeiture rate. Given the limited history outstanding options, the Company has estimated 0 shares as a forfeiture rate and has only recorded actual forfeitures as incurred.

Stock options issued under the Company’s Long-term Incentive Plans are granted with an exercise price equal or greater than the market price of the Company’s stock at the date of grant and expire ten years from the date of grant. These options generally vest over a two- or three-year period. During the year ended December 31, 2006, the Company issued 774,604 options to purchase common stock valued at $156,952 which vests over a 2 year period. During the year ended December 31, 2006, the Company recorded compensation expense of approximately $62,347 related to this issuance.

The fair value of each option granted is estimated on the date of grant using the Black- Scholes option-pricing method. Given its limited trading history, the Company used volatility from companies in the same industry. The Company estimated the expected option life and the expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. The Company has not made any dividend payments on common stock nor does it have plans to pay dividends in the foreseeable future. The following assumptions  were used to estimate the fair value of options granted during the year ended December 31, 2006 using the Black-Scholes option-pricing model:

Risk free interest rate	7.53-8.25%
Expected Term (years)	5
Expected volatility	100.00%
Dividend Yield	0.00%

Information about all employee options outstanding is as follows:

For the years ended December 31,	2006		2005
		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

Options Outstanding at beginning of year	2,510,337	$0.88	0	$-
Granted	774,604	$0.53	2,510,337	$0.88
Cancelled	(108,926)	$0.88	0	$-
Options Outstanding at end of year	3,176,015	$0.79	2,510,337	$0.88

The weighted average remaining contractual life of options outstanding at December 31, 2006 was 9 years.

A summary of employee options outstanding and employee options exercisable under the Company's plan is set forth below:

Outstanding				Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
Exercise	# of Options	Contractual	Average	# of Options	Average
Price	Outstanding	Life	Exercise Price	Exercisable	Exercise Price

$ 0.19	375,890	10 years	$0.19	194,778	$0.19
$ 0.50	125,000	9 years	$0.50	46,875	$0.50
$ 0.88	2,401,411	9 years	$0.88	1,842,170	$0.88
$ 1.00	273,714	10 years	$1.00	85,994	$1.00

During 2005, the Company issued 25,000 options to an external consultant. The fair market value of these options were determined using the Black-Scholes method and were deemed immaterial.

The following table illustrates the pro forma effect on net income (loss) if the Company had applied the fair value recognition provisions of FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition & Disclosure,  An Amendment to FASB Statement No. 123," to stock-based employee compensation in 2005.

2005

Net loss attributable to common shareholders, as reported	$(7,824,967)
Add: total stock-based employee compensation
expense included in reported net loss	-
Deduct: stock-based compensation expense
determined under the fair value method,
net of tax effect, for all employee awards	(69,090)

Pro forma net loss attributable to common shareholders	$(7,894,057)

Loss per share
Basic-As reported	$(0.29)
Basic-Pro Forma	$(0.29)

During the year ended December 31, 2005, the Company issued options to acquire 2,510,337 shares of Common Stock to certain employees and directors at an exercise price of $0.88. The fair value of option grants is estimated as of the date of grant using the Black- Scholes option-pricing model with the following assumptions for the grant made during the year ended December 31, 2005:
Expected life of option five (5) years, volatility rate 100%, risk-free interest rate ranging between 6.25%-7.15%, and a zero percent (0%) dividend yield.

Warrants to Purchase Common Stock

During 2005, the Company issued various warrants to preferred shareholders and the placement agents in connection with the Series A and B Offerings. On September 11, 2006, the Company issued warrants to purchase 1,500,000 of Celsia common stock to  a third party as part of a distribution agreement. As part of the same agreement, the Company received warrants to purchase 500,000 shares of the distributors common stock. The warrants vest 25% in December 2006, 25% in December 2007, and 50% contingent  upon acheivement of volume thresholds. The agreement was executed with the intention that the value of each warrant to be materially  similar in value. Management has estimated the fair market value of both issuances using the Black-Scholes  and has valued the issuance to them at approximately $220,000. The Company has recorded an expense totaling approximately $55,000 related to this issuance for the year ended December 31, 2006. No value was assigned to the warrants received by the Company.

A summary of the issued and outstanding warrants are as follows:

Exercise	# of Warrants	# of Warrants	Expiration
Price	Outstanding	Exercisable	Date
$ 0.32	1,500,000	375,000	September 2011
$ 0.88	1,874,178	1,874,178	July 2010
$ 1.09	1,097,142	1,097,142	July 2010
$ 1.10	2,759,357	2,759,357	July 2010
$ 1.32	2,759,357	2,759,357	July 2010
$ 1.50	772,190	772,190	December 2010
$ 3.00	765,850	765,850	December 2010

Warrants to Purchase Preferred Stock

During 2005, the Company issued various warrants to placement agents in connection with the Series A and B Offerings. A summary of these warrants are as follows:

Exercise	# of Warrants	# of Warrants	Expiration
Price	Outstanding	Exercisable	Date
$ 0.88	1,364,528	1,364,528	July 2010
$ 1.50	210,000	210,000	December 2010

Note 5 - Bond payable

The bond payable (Won 300 million) at December 31, 2006, was issued to Asia Vital Components in December 2002 and matures in December 2007. The bond carries no interest and has been discounted using a 7% interest rate. At December 31, 2006  the unamortized bond discount amounted to $20,291.

The bond payable at December 31, 2006 is summarized as follows:

Face Amount	$322,597
Less: Discount	(93,908)
Plus: Amortization of discount	73,616

Carrying value	$302,305

Under the original terms, the bond was convertible into 6,667 shares (an approximate 2% ownership) of common stock in the Korea Subsidiary; however, Asia Vital Components has waived its right to convert the bond into common stock.

Note 6 - Subsequent Event

On February 20, 2007, the Company issued Secured Convertible Promissory Notes (the “Notes”) in an aggregate principal amount of $1,000,000 to certain purchasers (the “Noteholders”) pursuant to the terms of Securities Purchase Agreements dated as of February 20, 2007 by and between the Company and the Noteholders. The Notes carry an annual interest rate of 10%, with all principal and accrued interest being due and payable on June 20, 2007; provided, however, that upon the terms and subject to the conditions of the Notes, all outstanding principal and interest on the Notes will automatically convert into securities of the Company issued pursuant to a Company financing meeting certain conditions (a “Qualified Financing”), if such Qualified Financing is effectuated on or prior to June 20, 2007. All principal and accrued interest on the Notes shall become payable prior to June 20, 2007 upon certain events of default relating to, among things, the bankruptcy or dissolution of the Company, the sale of substantially all of the Company’s assets and certain breaches by the Company of the terms and conditions of the Notes and related agreements. The obligations evidenced by the Notes are secured by a pledge of substantially all of the Company’s assets, including the capital stock of Celsia Technologies UK Limited and Celsia Technologies Korea, Inc. In connection with the issuance of the Notes, the Company’s Chief Executive Officer and Chief Financial Officer have agreed to transfer approximately 735,000 shares of Company common stock held by such executives to the Noteholders in the event that a Qualified Financing does not occur on or prior to June 20, 2007.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Officers and Directors.

Our Amended and Restated Articles of Incorporation contain a provision eliminating the liability of a director to us and our stockholders for monetary damages for breaches of fiduciary duty as a director, to the fullest extent permitted by law.

Our Amended and Restated Articles of Incorporation also authorize the Company to indemnify any director, officer or agent of the Company, or any other person, to the full extent permitted by law. This indemnification may include the right to be paid the expenses incurred in defending any action, suit or proceeding in advance of its final disposition. Our Amended and Restated Bylaws require the Company to indemnify directors, officers or employees in connection with certain actions, suits or proceedings, subject to certain limitations.

Any repeal or modification of our Amended and Restated Articles of Incorporation shall be prospective only and shall not adversely affect any right or protection of our directors or officers existing at the time of a repeal or modification for any breach covered by the Amended and Restated Articles of Incorporation which occurred prior to such repeal or modification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 25. Other Expenses of Issuance and Distribution.

The following sets forth the estimated expenses payable in connection with the preparation and filing of this post-effective amendment to registration statement on Form SB-2:

Securities and Exchange Commission Registration Fee*	$0
Accounting Fees and Expenses	$5,000
Legal Fees and Expenses	$10,000
Transfer Agent’s Fees and Expenses**	$1,000
Miscellaneous**	$2,000
Total**	$18,000

* Registration fee paid in connection with original registration
 ** Estimated

Item 26. Recent Sales of Unregistered Securities.

The Registrant issued 24,935,047 shares of common stock pursuant to the Share Exchange Agreement, 20,995,239 shares of Series A Preferred Stock and warrants to purchase 6,711,874 shares of common stock pursuant to the Series A Offering, warrants to the Placement Agent to purchase 681,018 shares of common stock and 1,364,528 shares of Series A Preferred Stock, a warrant to an executive officer to purchase 1,097,142 shares of common stock, 483,750 shares of common stock to certain employees and service providers, 3,063,402 shares of Series B Preferred Stock and warrants to purchase 1,531,700 shares of common stock pursuant to the Series B Offering, and warrants to the Series B Placement Agents to purchase 210,000 shares of Series B Preferred Stock and 6,340 shares of common stock. In addition, the Company issued secured convertible promissory notes in February and April 2007. The issuance of such securities was exempt from registration under the Securities Act pursuant to Section 4(2) thereof. The Registrant made this determination in part based on the representations of the recipients of such securities which included, in pertinent part, that such parties were either (i) not “U.S. Persons” as defined in Regulation S of the Securities Act or (ii) “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Item 27. Exhibits.

A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

Item 28. Undertakings.

The undersigned Registrant undertakes to:

(a)(1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 7 day of May, 2007.

CELSIA TECHNOLOGIES, INC.

By:	/s/ Hakan Wretsell
Hakan Wretsell, President and Chief Executive Officer

By:	/s/ Michael Karpheden
Michael Karpheden, Chief Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Hakan Wretsell	President, Chief Executive Officer and Director	May 7 , 2007
Hakan Wretsell

	/s/ Michael Karpheden	Chief Financial Officer, Chief Operating	May 7 , 2007
	Michael Karpheden	Officer and Secretary

	/s/ Alan B. Miller*	Director	May 7 , 2007
Alan B. Miller

	/s/ David H. Clarke*	Director	May 7 , 2007
David H. Clarke

	/s/ Peter Rugg*	Director	May 7 , 2007
Peter Rugg

	/s/ Gregory Osborn*	Director	May 7 , 2007
Gregory Osborn

* By:	/s/ Michael Karpheden	Individually and as Attorney-in-Fact	May 7, 2007
Michael Karpheden

EXHIBIT INDEX

Exhibit
No.	Description
2.1*	Share Exchange Agreement dated July 8, 2005, by and among Cedar Mountain Distributors, Inc. and the shareholders of iCurie Lab Holdings Limited.

2.2*	Form of Subscription Agreement entered into between Celsia and cash purchasers of Series A Preferred Stock.

2.3*	Preferred Stock Purchase Agreement dated July 11, 2005, by and among Celsia and purchasers of Series A Preferred Stock exchanging promissory notes therefor.

2.4*	Share Transfer Agreement dated August 26, 2005, by and between iCurie Lab Holdings Limited and Mr. Won Gyu Moon.

2.5**	Form of Subscription Agreement entered into between Celsia and purchasers of Series B Preferred Stock.

3(i).1	Amended and Restated Articles of Incorporation of Celsia (incorporated by reference to Exhibit 3(i).1 to Celsia’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2005).

3(i).2**	Certificate of Designation to Amended and Restated Articles of Incorporation of Celsia Technologies, Inc.

3(i).3***	Amendment to Amended and Restated Articles of Incorporation of Celsia Technologies, Inc.

3(ii).1	Amended and Restated Bylaws of Celsia (Incorporated by reference to Exhibit 3(ii).1 to Celsia’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2005).

4.1*	Form of Warrant issued to Placement Agents (for common stock, Series A Preferred Stock and Series B Preferred Stock).

4.2*	Form of $0.88 Warrants issued to purchasers of Series A Preferred Stock.

4.3*	Form of $1.10 and $1.32 Warrants issued to purchasers of Series A Preferred Stock and $1.50 and $3.00 Warrants issued to purchasers of Series B Preferred Stock.

4.4*	Warrant dated July 11, 2005 between Celsia and Dr. Jeong Hyun Lee, Ph.D.

4.5*+	Celsia 2005 Stock Incentive Plan.

4.6*+	Form of Option Grant under Celsia 2005 Stock Incentive Plan.

4.7*+	Form of Restricted Stock Grant under Celsia 2005 Stock Option Incentive Plan.

5.1*	Opinion of DLA Piper US LLP as to the legality of the securities being registered.

10.1*	Registration Rights Agreement dated July 11, 2005 by and between Celsia and certain holders of Celsia securities.

10.2*	Placement Agent Agreement dated March 17, 2005 by and among Axiom Capital Management Inc., Indigo Securities, LLC, and iCurie Lab Holdings Limited (the “Placement Agent Agreement”).

10.3*	Extension of Placement Agent Agreement dated May 20, 2005 by and among the parties to the Placement Agent Agreement.

10.4*	Lock-Up and Leak-Out Agreement dated July 11, 2005 by and among Celsia, Hakan Wretsell, Michael Karpheden, and Dr. Jeong Hyun Lee, Ph.D.

10.5*+	Employment Agreement dated July 11, 2005 by and between iCurie Lab Holdings Limited and Hakan Wretsell.

10.6*+	Employment Agreement dated July 11, 2005 by and between iCurie Lab Holdings Limited and Michael Karpheden.

10.7*+	Employment Agreement dated July 11, 2005 by and among iCurie Lab Holdings Limited, iCurie Lab, Inc. and Dr. Jeong Hyun Lee, Ph.D.

10.8*	Revenue Share Agreement dated May 18, 2005 by and among iCurie Lab Holdings Limited, Hansen Gray & Company, Inc. and CHL Investment Partnership.

10.9*	Securities Purchase Agreement dated July 11, 2005 by and between Celsia and Hansen Gray & Company, Inc.

10.10*	Note Cancellation Agreement dated July 11, 2005 by and between Celsia and Dr. Jeong Hyun Lee, Ph.D.

10.11*	Indemnification Agreement dated July 11, 2005 by and between Celsia and Dr. Jeong Hyun Lee, Ph.D.

10.12**	Registration Rights Agreement dated December 16, 2005 by and among Celsia, holders of Series B Preferred Stock and certain other parties.

10.13**	Patent License and Sales Exclusivity Agreement dated November 9, 2005 by and between iCurie Lab Holdings, Ltd. and Asia Vital Components Co., Ltd.

10.14***+	Agreement dated August 18, 2006 by and among Celsia Technologies Korea, Inc., Celsia Technologies UK Limited, iCurie, Inc. and Dr. Jeong Hyun Lee, Ph.D.

10.15*****+	Letter Agreement between Celsia Technologies, Inc. and Hakan Wretsell.

10.16*****+	Letter Agreement between Celsia Technologies, Inc. and Michael Karpheden.

10.17****	Form of Convertible Promissory Note (the “Notes”)

10.18****	Security Agreement related to the Notes.

10.19****	Form of Securities Purchase Agreement related to the Notes.

10.20****	Stock Transfer Agreement related to the Notes.

14**	Code of Ethics.

21^	Subsidiaries of Celsia Technologies, Inc.

23.1****	Consent of PKF, Certified Public Accountant, a Professional Corporation.

23.2	Consent of DLA Piper LLP (contained Exhibit 5.1 to this Registration Statement on Form SB-2).

24*	Power of Attorney.

*	Included as an exhibit to the Company’s Registration Statement on Form SB-2 (SEC File No. 333−128856), filed with the SEC on October 6, 2005.

**	Included as an exhibit to the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2005.

***	Included as an exhibit to the Company’s quarterly report on Form 10-QSB for the fiscal year ended September 30, 2006.

****	Filed herewith.

*****	Included as an exhibit to the Company’s current report on Form 8-K filed March 27, 2007.

^	Included as an exhibit to the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2006.

+	Represents a management contract or compensatory plan or arrangement.